SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
and subsidiaries
Financial Statements on
December 31, 2008 and 2007

(With independent auditors’ report thereon)
(A free translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Independent auditors’ report

To
The Shareholders, Board Members and Managers of
Braskem S.A.
Camaçari - BA

1.
We have examined the accompanying balance sheets of Braskem S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2007 and the related statements of income, changes in shareholders’ equity, statements of cash flows and added value for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiary Copesul - Companhia Petroquímica do Sul as of December 31, 2007 were examined by other independent auditors and our opinion with respect to the amount of this investment and the results of this subsidiary is based exclusively on the reports of these other auditors. The financial statements of the subsidiary IQ Soluções & Química S.A. (previously denominated Ipiranga Química S.A.) as of December 31, 2008 and 2007 were examined by other independent auditors and our opinion with respect to the amount of these investments and the results of this subsidiary is based exclusively on the reports of these other auditors.

2.
Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, and based on the reports of other independent auditors, the aforementioned financial statements present fairly, in all material respects, the financial position of Braskem S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of operations, changes in shareholders’ equity, cash flows and added values for the years then ended, in conformity with accounting practices adopted in Brazil.

4.
As per Note 9(a), the Company has retained ICMS credits from previous years, arising mainly from the differences between the rates of inflow and outflow of inputs and raw materials, domestic outflow which received incentive through the deferral of taxes, and sales destined to the foreign market. The realization of these tax credits depends on the successful implementation of the management’s plans as described in this note to the accompanying Financial Statements. The Financial Statements as of December 31, 2008 and 2007 do not include any adjustments related to the recovery of these tax credits due to this uncertainty.

5.
As per Note 19(c), the Company, in a proceeding that also involves its merged companies OPP Química, Trikem and Polialden, due to the discussion with respect to the constitutionality of Law 7689/88, is litigating the nonpayment of the Social Contribution on Net Income (CSSL) in the cases in which a final and unappealable decision has already been reached at the Federal Supreme Court (STF), and the Union has filed a rescissory action. Management, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believe that it should be successful in its pleading for the maintenance of the nonpayment and that in the event of loss in the rescissory action the decision would not have a retroactive effect as from the year the law came into effect. Consequently, for preparation purposes of the Financial Statements aforementioned in paragraph 1, no provision was recorded in the Financial Statements for the years ended December 31, 2008 and 2007 for possible unfavorable decisions regarding the notice of tax assessments, nor for the years not yet inspected by the Federal Revenue Department.

6.
As per Note 9 (c), OPP Química S.A., merged by the Company in 2003, based on a decision taken by the Federal Supreme Court, recognized in its accounts records, Excise Tax (IPI) credits in the amount of R$ 1,030,125 thousand (R$ 2,682,176 thousand restated up to December 31, 2008 – R$ 2,506,923 in 2007), which were offset with IPI and other federal taxes. Although this decision was the object of a regulatory appeal by the National Treasury, in which what is being questioned is not the right to the credit, but the inaccuracies with respect to the aspects related to the case of the non-taxed inputs, the monetary correction and the rate to be used for calculation purposes of the credits, despite the assessments drafted against the Company. The Company, based on the opinion of its legal advisors, considers the chances of a successful outcome as probable. Consequently, no provision was recorded in the Financial Statements for the years ended December 31, 2008 and 2007.

7.
As per Note 3.1, due to the modifications in the accounting practices adopted in Brazil during 2008, the Financial Statements related to the previous year, presented for comparison purposes, were restated in accordance with NPC 12 – Accounting Practices, Changes in the Accounting Estimates and Error Correction.

February 19, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

Braskem S.A. and its subsidiaries

Balance sheets as of December 31
In thousands of Reais

		Parent company		Consolidated

Assets	2008	2007	2008	2007

		Restatement		Restatement
Current Assets

Cash and cash equivalents (Note 4)	2,588,173	1,201,544	2,611,600	1,890,151
Marketable securities (Note 5)	337,015	45,387	337,015	248,699
Trade Accounts receivable (Note 6)	955,260	1,019,037	996,187	1,496,976
Inventories (Note 7)	2,843,580	1,542,960	2,948,096	2,264,272
Disposal investment (Note 1.c.6 )		136,698		136,698
Recoverable taxes (Note 9)	585,392	171,413	610,712	310,311
Deferred income and social contribution taxes (Note 19 (b))	56,018	59,560	59,555	85,815
Dividends and interest on shareholders’ equity receivable	7,162	45,135		3,936
Prepaid expenses	65,298	57,260	65,840	72,502
Other accounts receivable	121,476	80,675	123,076	109,762

	7,599,374	4,359,669	7,752,081	6,619,122

Noncurrent assets

Long-term receivables
Marketable securities (Note 5)	9,717		11,550	119,789
Trade Accounts receivable (Note 6)	46,666	41,464	47,129	41,927
Inventories (Note 7)	20,637	22,790	20,637	22,790
Recoverable taxes (Note 9)	1,199,922	932,652	1,201,816	1,175,008
Deferred income and social contribution taxes (Note 19 (b))	640,367	366,480	654,463	395,452
Deposits in court and compulsory loans (Note 11)	110,540	96,431	120,143	107,654
Related parties (Note 8)	85,924	895,017	45,880	48,531
Other accounts receivable	44,852	34,251	46,101	47,954

	2,158,625	2,389,085	2,147,719	1,959,105

Investments in subsidiaries (Note 12)	354,357	845,131		6,912
Advance for acquisition of investments (Note 12 (c))		1,518,944		1,027,986
Investments in associated companies (Note 12)	23,044	23,853	23,044	24,445
Other investments	11,845	8,239	13,742	13,840
Property, plant and equipment (Note 13)	10,123,718	6,391,819	10,278,401	8,404,079
Intangible assets (Note 14)	2,372,942	1,485,790	2,378,707	2,614,581
Deferred charges (Note 15)	107,447	61,645	108,248	110,607

	15,151,978	12,724,506	14,949,861	14,161,555

Total assets	22,711,352	17,084,175	22,701,942	20,780,677

See the accompanying notes to the financial statements.

	Parent company		Consolidated

Liabilities and shareholders’ equity	2008	2007	2008	2007

		Restatement		Restatement
Current Assets
Accounts payable to suppliers	4,865,040	2,421,594	4,906,747	2,935,114
Financing (Note 16)	2,114,301	425,346	2,119,995	1,068,351
Debentures (Note 17)	26,276	20,474	26,276	111,632
Wages and social charges	206,144	183,649	218,052	260,807
Taxes and contributions	102,155	94,072	105,606	161,825
Deferred income and social contribution taxes (Note 19(b))		157	247	15,365
Dividends and interest on shareholders’ equity	6,604	281,241	6,604	307,945
Advances from customers	47,717	12,934	49,015	23,448
Creditors through investments’ acquisition (Note 1 (c.4) and (c.5))		880,991		880,991
Other accounts payable	120,865	90,178	141,131	124,613

	7,489,102	4,410,636	7,573,673	5,890,091

Noncurrent assets
Long-term liabilities
Accounts payable to suppliers	18,675	26,338	18,675	29,654
Financing (Note 16)	9,027,800	4,748,391	9,039,821	6,401,947
Debentures (Note 17)	800,000	800,000	800,000	800,000
Hedge transactions (Note 23 (f.3, i, i.b))	109,444		109,444
Taxes and contributions payable (Note 18)	1,221,668	1,105,110	1,231,236	1,145,816
Related parties (Note 8)	132,759	95,827
Long-term incentives (Note 20)	10,453	4,879	10,453	4,879
Deferred income and social contribution taxes (Note 19 (b))	9,975	7,346	23,302	64,451
Pension plans and benefits for employees (Note 29)	16,307	19,565	20,041	35,727
Other accounts payable	183,288	99,795	195,440	131,655

	11,530,369	6,907,251	11,448,412	8,614,129

Minority interest				597,949

Shareholders’ equity (Note 21)
Capital	5,375,802	4,640,947	5,375,802	4,640,947
Capital reserves (Note 21.c)	407,964	408,647	407,964	408,647
Profit reserves (Note 21.e)		1,039,660		964,990
Equity valuation adjustment (Law 11638/07 and MP 449/08)	(102,100)		(102,100)
Treasury shares (Note 21.d)		(244,456)		(257,566)
Accumulated losses	(1,989,785)	(78,510)	(2,001,809)	(78,510)

	3,691,881	5,766,288	3,679,857	5,678,508

Total liabilities and shareholders’ equity	22,711,352	17,084,175	22,701,942	20,780,677

See the accompanying notes to the financial statements.

Braskem S.A. and its subsidiaries

Statement of income
Years ended December 31
In thousands of Reais, except net profit (loss) per share

	Parent company		Consolidated

	2008	2007	2008	2007

		Restatement		Restatement
Revenues
Domestic market sales	14,309,912	12,880,213	18,736,259	17,912,660
Foreign market sales	1,816,353	4,462,170	4,284,149	4,524,769
Taxes, freights and sales returns	(4,076,509)	(3,679,928)	(5,060,901)	(4,794,938) )

Net revenues	12,049,756	13,662,455	17,959,507	17,642,491
Cost of products sold	(10,076,411)	(11,509,209)	(15,140,774)	(14,331,345)

Gross profit	1,973,345	2,153,246	2,818,733	3,311,146

Operating income (expenses)
Selling expenses	(393,258)	(429,380)	(492,694)	(554,243) )
Administrative and general expenses	(548,681)	(547,811)	(660,164)	(671,628) )
Management remuneration	(12,290)	(9,189)	(14,220)	(12,849) )
Depreciation and amortization	(438,642)	(455,195)	(543,609)	(486,600) )
Other revenues, net (Note 25)	53,978	127,147	86,001	131,465

	(1,338,893)	(1,314,428)	(1,624,686)	(1,593,855) )

Operating profit before equity in income of
subsidiaries and financial result	634,452	838,818	1,194,047	1,717,291

Equity from shareholdings
Equity in income of subsidiaries and associated companies	191,361	182,276	(10,868)	(147) )
Amortization of goodwill, negative goodwill, net	(36,035)	(200,965)	(40,388)	(73,964) )
Provision for losses	(9,695)	(2,659)	(9,695)	(903) )
Others	125	(106)	(2,739)	10,440

	145,756	(21,454)	(63,690)	(64,574) )
Financial result (Note 24)
Financial expenses	(4,057,166)	364,786	(4,403,112)	212,044
Financial income	689,234	(543,672)	718,586	(588,792) )

	(3,367,932)	(178,886)	(3,684,526)	(376,748) )

Operating income (loss)	(2,587,724)	638,478	(2,554,169)	1,275,969

Other expenses and revenues, net (Note 26)	(149,589)	(31,760)	(158,700)	(67,224) )

Net income (loss) before income and social
contribution taxes	(2,737,313)	606,718	(2,712,869)	1,208,745

Provision for income tax and social contribution (Note 19(a))	(546)	(87)	(23,672)	(224,053) )
Deferred income and social contribution taxes (Note 19(b))	230,936	10,807	301,837	(103,289) )

Net income (loss) before minority interest and profit-sahring	(2,506,923)	617,438	(2,434,704)	881,403
Employees’ statutory profit sharing			(18,900)	(18,709) )
Minority interest			(38,503)	(240,892) )

Net income (loss) for the year	(2,506,923)	617,438	(2,492,107)	621,802

Number of shares at the end of the year (in thousands)	507,541	432,838

Net income (loss) per capital share at the end of the year - R$	(4,9393)	1,4265

See the accompanying notes to the financial statements.

Braskem S.A. and its subsidiaries

Statement of changes in shareholders’ equity
Years ended on December 31
In thousands of Reais

		Capital reserves		Profit reserves

	Capital	Tax incentives	Others	Legal reserve	Tax incentives	Retained earnings for expansion	Equity valuation adjustment	Treasury shares	Accumulated losses	Total

On December 31, 2006	3,508,272	408,093	554	72,810		652,337		(194,555)		4,447,511

Prior year adjustments related to the adoption of
Law 11638/07 and Provisional Measure 449/08									(103,230)	(103,230)

Balances adjusted on January 1st , 2007	3,508,272	408,093	554	72,810		652,337		(194,555)	(103,230)	4,344,281

Capital increase (Note 21(a))	1,132,675									1,132,675
Repurchase of shares (Note 21 (d))								(49,901)		(49,901)
Prescribed dividends									252	252
Transfer to reserve						252			(252)

Net income for the year									617,438	617,438
Distribution:
Legal reserve				27,161					(27,161)
Dividends (Note 21 (f))									(278,457)	(278,457)
Tax incentives reserve (Note 21 (c))					49,497				(49,497)
Profits retention (Note 21 (f))						237,603			(237,603)

On December 31, 2007 – Restatement	4,640,947	408,093	554	99,971	49,497	890,192		(244,456)	(78,510)	5,766,288

Capital increase (Note 21 (a))	734,855									734,855
Prescribed dividends									348	348
Repurchase of shares (Note 21 ( d))								(199,904)		(199,904)
Cancellation of shares (Note 21 (d))						(444,360)		444,360
Reversal of tax incentives (Note 21(g))		(683)								(683)
Equity valuation adjustment (Note 21 (g))							(102,100)			(102,100)
Loss for the year									(2,506,923)	(2,506,923)
Accumulated losses absorption
Retained earnings for expansion (Note 21 (e))						(445,832)			445,832
Tax incentive reserve (Note 21 (f))					(49,497)				49,497
Legal reserve (Note 21 (f))				(99,971)					99,971

On December 31, 2008	5,375,802	407,410	554				(102,100))		(1,989,785)	3,691,881

See the accompanying notes to the financial statements.

Braskem S.A. and its subsidiaries

Statements of cash flows
Years ended on December 31
In thousands of Reais

	Parent company			Consolidated

	2008	2007	2008	2007

		Restatement		Restatement

Net income (loss) for the year	(2,506,923)	617,438	(2,492,107)	621,802
Adjustment to reconcile net income (loss)
Depreciation, amortization and depletion	950,592	1,080,689	1,224,348	1,178,901
Amortization of goodwill and negative goodwill, net	36,035	72,928	40,388	106,238
Equity in income of subsidiaries and associated companies	(191,361)	(182,276)	10,868	147
Losses (gains) on interest in investment and others	(125)	(84)	2,739	(11,589)
Provision for losses and write-offs – fixed assets	56,723	22,527	83,751	29,985
Interest, monetary and exchange variations, net	3,192,763	(31,410)	3,275,061	(78,173)
Recognition of tax credits		(110,704)		(110,111)
Minority interest			38,503	240,892
Current and deferred income tax and social contribution	(230,390)	(10,720)	(278,165)	327,342
Others	(16,000)	(201,823)	1,825	(30,882)

	1,291,314	1,256,565	1,907,211	2,274,552

Effect of mergers on the jointly-controlled subsidiaries’ cash	16,790	5,796	58,886	193,831

Cash generation before changes in operating working
capital	1,308,104	1,262,361	1,966,097	2,468,383

Variation in operating working capital
Marketable securities	(244,299)	435,085	79,259	253,947
Trade Accounts receivable	719,378	54,353	492,795	220,263
Inventories	(425,480)	17,836	(681,671)	28,301
Recoverable taxes	(44,911)	250,601	(205,288)	313,549
Prepaid expenses	(8,038)	47,771	7,292	48,368
Dividends received	40,144	49,618	8,801	2,000
Other accounts receivable	(32,919)	80,481	(19,458)	40,907
Accounts payable to suppliers	1,199,732	(596,608)	1,962,404	286,166
Taxes and contributions	13,037	(439,529)	17,160	(178,928)
Long-term incentives	5,574	49,494	5,574	53,130
Advances from customers	28,739	(12,046)	25,567	(12,200)
Other accounts payable	(56,064)	(12,284)	(27,280)	(7,545)

Cash arising from transactions	2,502,997	1,187,133	3,631,252	3,516,341

Paid interest	(463,688)	(301,368)	(572,060)	(470,636)
Paid income tax and social contribution	(20,878)	(13,867)	(120,963)	(377,445)

Cash provided by operating activities	2,018,431	871,898	2,938,229	2,668,260

Braskem S.A. and its subsidiaries

Cash flows statement
Years ended on December 31
In thousands of Reais	(continuation)

		Parent
		company		Consolidated

	2008	2007	2008	2007

		Restatement		Restatement

Proceeds from sale of noncurrent assets	250,219	15,183	250,219	28,829
Additions to investments	(676,778)	(1,009,035)	(653,764)	(1,345,522)
Additions to property, plant and equipment	(960,568)	(704,792)	(1,404,218)	(1,277,172)
Additions to intangible assets	(293,711)	(97,200)	(278,072)	1,155,353
Additions to deferred charges	(19,138)	(6,689)	(56,610)	(23,649)
Paid and capitalized financial charges	(62,791)	(54,037)	(71,242)	(70,447)

Net cash used in investing activities	(1,762,767)	(1,856,570)	(2,213,687)	(3,843,314)

Short-term debt, net
Funds obtained	2,600,259	821,149	2,659,301	4,339,531
Payments	(4,439,431)	(1,214,949)	(5,164,697)	(5,895,821)
Long-term debt
Funds obtained	4,459,713	1,596,036	4,330,362	3,579,839
Payments	(683,389)	(315,817)	(1,352,961)	(399,557)
Related parties
Funds obtained		74,783		1,987
Payments	(373,521)	(135,287)		(5,848)
Dividends paid to shareholders and minority interest	(274,290)	(37,410)	(300,994)	(43,837)
Capital increase		8,672	1,674	1,511
Repurchase of shares	(186,794)		(186,794)	(60,249)
Others	28,418	589	11,016	589

Cash used in financing activities	1,130,965	797,766	(3,093)	1,518,145

Increase (decrease) in cash and cash equivalents	1,386,629	(186,906)	721,449	343,091

Represented by
Cash and cash equivalents, at the beginning of the year	1,201,544	1,388,450	1,890,151	1,547,060
Cash and cash equivalents, at the end of the year	2,588,173	1,201,544	2,611,600	1,890,151

Increase (decrease) in cash and cash equivalents	1,386,629	(186,906)	721,449	343,091

Main transactions that did not affect the cash:
The main transactions that did not affect the cash have been excluded in the cash flow statement, and are described below:
•	Merger of shares issued by Grust;
•	Effects arising from merger of Copesul, IPQ and Petroquímica Paulínia;
•	Reduction of capital of Braskem Participações; and
•	Capitalization of advance for future Capital increase (AFAC) of Ipiranga Química into IPQ.

See the accompanying notes to the financial statements.

Braskem S.A. and its subsidiaries

Statement of added value
Years ended on December 31
In thousands of Reais

DESCRIPTION	Parent company		Consolidated

	2008	2007	2008	2007

		Restatement		Restatement
Revenues
	15,806,404	17,341,118	22,685,640	22,203,034
Sales of goods, products and services	15,877,107	17,263,594	22,730,955	22,151,652

Other revenues (expenses) net	(55,991)	79,532	(33,092)	64,240

Allowance for doubtful accounts – Reversal (Formation)	(14,712)	(2,008)	(12,223)	(12,858)

Inputs acquired from third parties (including ICMS, IPI, PIS and COFINS)	(14,894,031)	(15,153,325)	(20,474,606)	(18,098,137)

Costs of goods, products and services sold	(13,718,001)	(14,021,759)	(18,998,495)	(16,598,478)

Materials, electric power, services from third parties and others	(1,111,714)	(1,131,566)	(1,411,795)	(1,499,659)

Loss / Recovery of active amounts	(64,316)		(64,316)

Gross added value (1-2)	912,373	2,187,793	2,211,034	4,104,897

Depreciation, amortization and depletion	(950,592)	(1,080,689)	(1,224, 348)	(1,178,901)

Net added value produced by the Company (3-4)	(38,219)	1,107,104	986,686	2,925,996

Added value received in transfer	834,990	(565,126)	654,896	(653,366)

Equity in income of subsidiaries and associated companies	191,361	182,276	(10,868)	(147)

Financial income	689,234	(543,672)	718,586	(588,792)

Others	(45,605)	(203,730)	(52,822)	(64,427)

Total added value to be distributed (5+6)	796,771	541,978	1,641,582	2,272,630

Distribution of added value (*)	796,771	541,978	1,641,582	2,272,630

Personnel	338,352	360,755	561,843	588,794

Direct remuneration	218,415	264,108	439,238	491,679

Benefits	82,280	67,475	84,538	67,654

Employment Compensation Guarantee Fund (F.G.T.S)	37,657	29,172	38,067	29,461

Taxes and contributions	(1,130,878)	(107,367)	(911,825)	1,040,761

- Federal	(149,053)	533,107	94,733	1,478,546

- State	(983,780)	(642,470)	(1,017,508)	(443,961)

- Municipal	1,955	1,996	10,950	6,176

Remuneration of third parties’ capital	4,096,220	(328,848)	4,445,168	(219,619)

Interest	4,005,053	(438,695)	4,350,984	(336,454)

Rental	91,167	109,847	94,184	116,835

Remuneration of Shareholders’ Equity	(2,506,923)	617,438	(2,453,604)	862,694

- Interest on Shareholders’ Equity /Dividends		278,457		278,457

- Loss for the year and accumulated balances	(2,506,923)	(78,510)	(2,492,107)	(78,510)

Minority interest in retained profits			38,503	240,892
Legal reserve		27,161		27,332
Profit retention		237,603		241,796
Tax incentives		49,497		49,497
Initial adjustments of Law 11638/07 and Provisional Measure 449/08		103,230		103,230

See the accompanying notes to the financial statements.

Braskem S.A. and its subsidiaries

Notes to the financial statements
December 31, 2008 and 2007
Amounts expressed in thousands of Reais, except when indicated.

1 Operations

(a) Braskem S.A. (“Braskem” or “Company”), with 18 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, manufacture basic petrochemicals such as ethylene, propene and benzene, in addition to gasoline and LPG (cooking gas). Within the segment of thermoplastic resins, they manufacture polyethylene, polypropylene and PVC. In addition to those, the business purpose of Braskem is to import and export chemical, petrochemical, fuel products and to manufacture and supply inputs consumed by the companies of the Petrochemical Complexes of Camaçari – BA and Triunfo - RS, such as: steam, water, compressed air, electric energy, as well as to provide several services to these companies and to hold interest in other companies, as a partner or shareholder. The principal place of business of Braskem is located in Camaçari – BA and its holding company is Odebrecht S.A., which holds, directly and indirectly, 62.3% of the voting capital.

(b) In May 2007, Braskem announced the deactivation of the DMT production unit and the temporary suspension of production of PET, both established at the Petrochemical Complex of Camaçari. On the occasion, a study was initiated for the possible retaking of production of PET from a new technological route that would guarantee competitive costs for the polyester chain in Brazil. Part of the equipment of the DMT unit has been used by other plants of the Company and part of it has been intended for disposal as scrap. The net book value of the goods for disposal has decreased against the result of the year ended 2007 (Notes 13 and 26).

In December 2008, the Company announced the business withdrawal of PET in view of the fact that the studies initiated in 2007 indicated the unfeasibility of retaking the production of that resin on competitive bases. Part of the equipment of the PET unit has guaranteed use in other ventures of the Company. The net book value of the remaining assets has been taken to the result of the year ended 2008 (Notes 13 and 26)

(c) Corporate Restructuring

Since its inception on August 16, 2002, the Company and its subsidiaries have undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2007 and 2008 can be summarized as follows:

c.1 - The Extraordinary General Meeting held on April 2, 2007 approved the merger of Politeno Indústria e Comércio S.A. (“Politeno”), based on its shareholders’ equity as of December 31, 2006, amounting to R$ 498,983. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies’ shareholders’ equity at book value, in accordance with appraisal reports issued by a specialized firm.

With the merger, the Company capital was increased by R$ 19,157 to R$ 3,527,429 through the issue of 1,533,670 class “A” preferred shares and now comprises 123,978,672 common, 247,154,278 class “A” preferred and 803,066 class “B” preferred shares.

In order to maintain the current capital structure at Braskem, comprising 1/3 common shares and 2/3 preferred shares, the conversion of 486,530 class “A” preferred into common shares was approved.

c.2 - In April 2007, Ultrapar Participações S.A. (“Ultrapar”) acting as agent for itself, the Company and for Petróleo Brasileiro S.A. (Petrobras), acquired for R$ 2,113,107, the equivalent to 66.2% of common shares and 13.9% of preferred capital shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred capital shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred capital shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), held by the controlling shareholders of the Ipiranga Group. Of this amount, the Company paid R$ 651,928 under the agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now holds the control of petrochemical assets of the Ipiranga Group, represented by Ipiranga Química S.A. (new corporate name as from December 2008 “IQ Soluções Químicas S.A.” (“IQ”), Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s interest in Companhia Petroquímica do Sul (“Copesul”). Assets associated with oil refining operations held by RPI will be shared on equal terms by Petrobras, Ultrapar and Braskem.

As new controller of these assets, in April 2007 the Company started to fully consolidate IQ, IPQ and Copesul, considering a 13.40% interest in the total capital of IQ. Until March 31, 2007, Copesul was proportionately consolidated, in accordance with CVM Instruction 247/96.

In October and November 2007, the Company proceeded with the purchase of the Ipiranga Group and acquired the common shares held by minority interest in RPI, DPPI and CBPI, in compliance with the provisions of the Brazilian Corporations Law. Under this acquisition, Braskem made Ultrapar an advance of R$ 203,713, and for consolidation purposes, considered from then on, a 17.87% interest in the total capital of IQ.

c.3 - In November 2007, Petrobras, Petrobras Química S.A. (“Petroquisa”) , Odebrecht S.A. (“Odebrecht”) and Nordeste Química S.A. (“Norquisa”) announced the execution of an agreement intended to carry on the consolidation of the Brazilian petrochemical industry, by merging into Braskem the following petrochemical assets held by Petrobras and Petroquisa: Copesul, IQ, IPQ, Petroquímica Paulínia S.A. (“Petroquímica Paulínia”) and Petroquímica Triunfo (“Triunfo”).

c.4 - In December 2007, Ultrapar merged the preferred shares held by minority interest of the acquired companies, thus holding 100% of shares in RPI, DPPI and CBPI. Upon conclusion of this last stage, the Company recorded the final installment owed Ultrapar, in the amount of R$ 633,488. After the book recording of this stage of the acquisition process, the Company now considers a 60% interest in the total capital of IQ for equity pick-up and consolidation purposes. On February 27, 2008 the amount provided for as of December 31, 2007 was paid to Ultrapar and IQ shares were transferred to the Company.

c.5 - In January 2008, the Company settled the last installment for the acquisition of Politeno shares, based on the average performance of that company over the 18 months subsequent to the signature of the purchase and sale agreement in April 2006, as a result of the difference between polyethylene and ethylene prices in the Brazilian domestic market, amounting to R$ 247,503. Such acquisition gave rise to goodwill of R$ 162,174, justified by future profitability.

c.6 - On December 13, 2007, Braskem, in conjunction with UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders in Petroflex Indústria e Comércio S.A. (“Petroflex”) entered into a sale agreement with Lanxess Deutschland GmbH (“Lanxess”) for the sale of shares in that jointly-controlled entity.

In March 2008, as all precedent conditions set forth in the sale agreement had been complied with, the transaction was recognized at the final amount of R$ 252,105, in the “Other accounts receivable” line, under current assets. The financial settlement of the transaction took place on April 1, 2008. As required by CVM Instruction 247/96, the Company determined equity in income of subsidiaries and associated companies until March 2008.

c.7 - On May 30, 2008, the merger of shares at book value issued by Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.47% of the voting capital of Copesul, (ii) 40% of the voting capital of IPQ, (iii) 40% of the voting capital of IQ, and (iv) 40% of the voting capital of Petroquímica Paulínia. After the merger, Braskem holds 99.17% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa.

Under the merger of shares, Petroquisa received 46,903,320 new common and 43,144,662 new class “A” preferred shares issued by Braskem, in accordance with the following replacement ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 class “A” preferred shares issued by Braskem for each one (1) common share issued by Grust. Braskem, in turn, received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem’s capital was increased by R$ 720,709, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008.

c.8 - The Extraordinary Shareholders’ Meeting of subsidiary Grust held on July 10, 2008 approved a capital increase from R$ 695,698 to R$ 797,815, without the issue of new shares, through the capitalization of current earnings determined as of June 30, 2008, in the amount of R$ 102,117.

c.9 - The Extraordinary Shareholders’ Meeting of subsidiary IPQ held on July 16, 2008 approved a capital increase through the contribution by Grust of its interest in Copesul, in the amount of R$ 302,630.

Accordingly, IPQ’s capital increased from R$ 349,507 to R$ 652,137, through the issue of 11,938,022,669 common shares.

c.10 - The Extraordinary Shareholders’ Meeting of subsidiary Grust, held on July 28 2008, approved a capital reduction by R$797,815, to ten Reais (R$ 10,00), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem:

(i) 174,429,784,996 common shares in IQ, in the amount of R$ 398,455;
(ii) 11,938,022,669 common shares in IPQ, in the amount of R$ 302,631, and
(iii) 112,000 common shares in Petroquímica Paulínia, in the amount of R$ 96,729.

Following the transfer, Braskem directly held 100% of the voting capital of IQ and Petroquímica Paulínia, 25.98% of the voting capital of IPQ, and 59.97% of the voting capital of Copesul.

c.11 - The Extraordinary Shareholders’ Meetings held on September 11, 2008 approved the merger of Copesul into IPQ. As a result of such merger, the capital of IPQ increased by R$585,267, from R$ 652,137 to R$ 1,237,404, through the issue of 23,695,195,295 preferred shares. The increase was based on Copesul’s shareholder’s equity at net book value as of July 31, 2008 (the transaction base date), under the terms and conditions set out in the “Protocol and Justification” dated August 22, 2008, which established the exchange ratio in accordance with the economic values of IPQ and Copesul, whereby each one (1) Copesul share was exchanged for 524 IPQ preferred shares. Equity variations in Copesul between the base date and the merger date were fully reflected in IPQ, under the equity in the results of subsidiary and associated companies’ line.

c.12 - The Extraordinary Shareholders’ Meetings of Braskem and IQ held on September 30, 2008 approved the partial spin-off of IQ, where the spun-off assets, relating to interests in IPQ and ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. (“ISATEC”) were transferred to the Company.

On the same date, Extraordinary Shareholders’ Meetings approved the mergers, into Braskem, of IPQ and Petroquímica Paulínia were approved, under the terms and conditions set out in the merger protocol and justification, dated September 12, 2008. Additionally, the Company capital was increased by R$ 14,146, from R$ 5,361,656 to R$ 5,375,802, through the issue of 1,506,061 class “A” preferred shares, which were appropriated to remaining shareholders of IPQ, who are now Braskem shareholders.

(d) Administrative Council for Economic Defence – CADE

In July 2008, CADE approved the transaction for the acquisition by Braskem and Petrobras of the Ipiranga Group’s petrochemical assets. CADE made only one recommendation, namely the adjustment of the provision on non competition, so that the sellers compete only in the markets where they carried business activities prior to the acquisition.

In the same decision, CADE also approved the investment agreement whereby Petrobras contributed to Braskem its minority interest in Copesul, IPQ, IQ and Petroquímica Paulínia.

With this decision, no more restrictions subsist with respect to the management and merger of the assets acquired.

(e) Corporate governance

Braskem adhered to Level 1 of Distinguished Corporate Governance of the Stock Market of the State of São Paulo (BOVESPA) that establishes, primarily, the commitment of the Company with improvements in the provision of information to the market and in the share dispersion.

2. Presentation of the financial statements

In compliance with CVM Deliberation 505/06, the authorization to conclude these financial statements was granted at the Executive Board Meeting held on February 19, 2009.

The financial statements of the Company (individual and consolidated) of 2008 and 2007 were prepared according to the accounting practices adopted in Brazil, which are derived from the Brazilian Corporation Law, pronouncements, guidelines and Interpretation of the Accounting Pronouncements Committee (CPC), and the rules of the Brazilian Securities Commission (CVM).

In the preparation of such financial statements, the Company adopted the amendments to the corporate legislation introduced by Law 11638/07 (“Law 11638/07”), of December 28, 2007, with the respective amendments introduced by Provisional Measure 449/08 (“MP 449/08”), of December 3, 2008. Law 11638/07 and MP 449/08 amend Law 6404/76 (Brazilian Corporations Law) as regards aspects related to the preparation and disclosure of the financial statements and their main purpose was to update the Brazilian corporation Law in order to harmonize the accounting practices adopted in Brazil with those provided in the International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB.

The CPC is an entity the purpose of which is the study and disclosure of accounting and audit principles, rules and standards. The adoption of the pronouncements and technical directions issued by the CPC depends upon approval by the CVM, the Brazilian Central Bank or other regulatory agencies. For the Company, the pronouncements and directions of the CPC that have been approved by the CVM are valid.

CPC Pronouncement	Subject	Act of approval by the CVM	Date of approval by the CVM
CPC 01	Impairment	Deliberation 527/07	11/1st /2007
CPC 02	Effects on exchange rate changes and conversion of financial statements	Deliberation 534/08	01/29/2008
CPC 03	Statements of cash flows – DFC	Deliberation 547/08	08/13/2008
CPC 04	Intangible assets	Deliberation 553/08	11/12/2008
CPC 05	Disclosure on related parties	Deliberation 560/08	12/11/2008
CPC 07	Government grants and subsidies	Deliberation 555/08	11/12/2008
CPC 08	Transaction costs and premiums at the issue of marketable securities	Deliberation 556/08	11/12/2008
CPC 09	Statement of added value – DVA	Deliberation 557/08	11/12/2008
CPC 12	Adjustment to present value	Deliberation 564/08	12/17/2008
CPC 13	First adoption of Law 11638/07 and of Provisional Measure 449/08	Deliberation 565/08	12/17/2008
CPC 14	Financial instruments: recognition, measurement and evidence	Deliberation 566/08	12/17/2008

In the Company’s financial statements, the assets, liabilities and results of the foreign subsidiaries are consolidated. Even though some subsidiaries have their own management department and their own operations, the integration procedure referred to was adopted in a conservative manner, considering the fact that the said companies maintain their trading activities exclusively with their parent company. Therefore, all foreign subsidiaries were considered dependent and have the Real as their functional currency, as established by CPC 02.

According to item 51 of CPC 13, the Company is not presenting the Statement of Changes in Financial Position.

Adjustments related to the first adoption of Law 11638/07 and MP 449/08 are provided in detail in Note 3.

Transition Tax Regime (RTT)

The amounts presented in the financial statements as of December 31, 2008, considered the adoption of the Transition Tax Regime (“RTT”), by the Company and its subsidiaries with head offices in Brazil, as established by Provisional Measure 449/08, the purpose of which is to maintain the tax neutrality of the amendments to the Brazilian corporate legislation, introduced by Law 11638/07 and MP 449/08. The permanent option for the RTT will be stated only on the occasion of the delivery of the Statement of Corporate Economical and Tax Information - DIPJ. The Transition tax effects, whenever applicable, generated as a result of the adhesion to the RTT, are ascertained and presented in the deferred Income tax and Social contribution.

3 Significant Accounting Practices

3.1 Adoption of Law 11638/07

The Company opted to prepare the transition balance sheet on January 1st, 2007, which is the accounting starting point according to the corporate legislation amended by Law 11638/07 and MP 449/08. The amendments introduced by the legislations referred to above are characterized as change of accounting practice and, therefore, all the adjustments with impact on the results of the prior years to the adoption were made against accrued profits or losses on the date of transition.

For purposes of disclosure of the comparative financial statements, the Company complied with CVM Resolution 506 of June 19, 2006, considering the retrospective effects of the amendments of the said legislation; therefore, the financial information of the year ended on December 31, 2007 has been restated.

Find below the equity adjustments resulting from the first adoption of Law 11638/07 and MP 449/08 (a); the summary of the accounting practices amended by the said legislations that affected the opening balances on January 1st, 2007 (b) and the summary of the effects on the income and on the shareholders’ equity of the years ended as of December 31, 2008 and 2007, resulting from the adoption of the said legislation (c).

(a) Adjustments of first adoption of Law 11638/07 and MP 449/08 in the Balance Sheet on the date of transition.

Summary of adjustments

Written-off deferred assets (Note 3(b))	(158,880)
Adjustments at present value (Note 3 (b))	32,816
Income tax on adjustments	22,834

(103,230)

Tax effects of the adjustments resulting from the first adoption of Law 11638/07 and MP 449/08, whenever applicable have been recorded in shareholders’ equity accounts in which the said adjustments were accounted for as a contra entry to equity accounts of deferred tax assets or liabilities.

b) Summary of accounting practices amended by the first adoption, which affected the opening balances of January 1st, 2007.

• Deferred charges

Balances of the deferred charges existing on December 31, 2006, mainly related to goodwill per expectation of future profitability in the amount of R$ 1,017,073 (R$ 1,531,019 - consolidated) were reclassified to the group of intangible assets. The other balances in the amount of R$ 158,880 (parent company and consolidated) were written-off against the accumulated losses account on December 31, 2006, and only the pre-operating expenses that will be maintained up to their total realization by means of amortization or write-off against income will remain in the deferred charges.

• Adjustments to present value

Certain short-term accounts payable have been adjusted to present value based on specific interest rates that reflect the nature of these liabilities as regards term, risk, currency, pre-established or post-established payment condition, based on the opening balance of the date of transition as provided by CPC 13.

The adjustment effect to present value resulting from the first adoption of Law 11638/07 and MP 449/08 has been registered against the accrued loss account.

c) Effects of adoption of Law 11638/07 and MP 449/08

The reconciliations of income and shareholders’ equity as at December 31, 2008 and 2007 considering the effects of adopting Law 11638/07 and MP 449/08, with what would be obtained, in the event that the changes of accounting practices related to the said legislation had not been adopted.

	2008	2007

Net income (loss) for the year ended on December 31	(2,506,923)	617,438
Reversal of annual amortization of written-on deferred charges(Note 15)		59,537

Financial charges included in the purchase transactions, net	43,184

Transaction costs (Note 16(i)), net from the year amortization	45,806
Write-off of deferred charges (Note 15)		(34,816)
Provision for impairment of fixed assets	(29,641)
Tax incentive		49,497

Total net adjustments arising from adoption of the Law	59,349	74,218

Net income (loss) without the effects of Law 11638/07 and MP 449/08	(2,566,272)	543,220

	2008	2007
Shareholders’ equity on December 31	3,691,881	5,766,288
Adjustments on the date of transition recognized on:
Accumulated profits or losses		103,230
Tax incentive reserve – exemption of income tax		49,497
Equity valuation adjustment	102,100
Effects adjustments of Law 11638/07 and MP 449/08, year 2007	78,510

Difference between net income and adjusted income of 2008 and 2007	(59,349)	(74,218)
Shareholders’ equity on December 31 2008 and 2007, without the effects of
Law 11638/07 and MP 449/08	3,813,142	5,844,797

3.2 Summary of significant accounting practices

(a) Use of estimates

In the preparation of financial statements, it is necessary to use estimates for certain assets, liabilities and other transactions. Therefore, the financial statements of the Company and its subsidiaries include several estimates related to the selection of useful lives of property, plant and equipment, intangible assets and market value of financial instruments, provisions for contingencies, income tax provisions and other similar amounts.

(b) Foreign currency and functional currency

The Company’s Management has established that its functional currency is the Real according to the rules described in CPC 02.

Transactions in foreign currency, i.e., all those transactions that are not carried out in functional currency, are converted at the exchange rate of the dates of each transaction. Monetary assets and liabilities in foreign currency are converted into functional currency at the exchange rate of the closing date. Gains and losses of variations of exchange rates on monetary assets and liabilities are recognized in the statement of income. Non-monetary assets and liabilities acquired or hired in foreign currency are converted based on the exchange rates of the dates of the transactions or on the dates of the fair value evaluation whenever fair value is used.

(c) Income ascertainment

Income and expenses are recognized on the accrual basis.

Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. Transfer of ownership occurs when the good is delivered to the client or to its shipper, depending upon the sale scheme.

The provision for income tax and ICMS expenses are accounted for including the tax incentive and the amount corresponding to the exemption and reduction of the income tax and ICMS are credited in the income account for the year.

Considering the provisions of CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002, the deferred income tax is stated at its probable value of realization, expected to occur as described in Note 19(b,ii).

Monetary and exchange variations on assets and liabilities are classified in the “Financial incomes” and “Financial expenses” lines, respectively.

The Company recognizes in the income of the year the market value of the derivative contracts that contra entry the realization of cash flows and indexed liabilities in foreign currency or in international interest rates, except those accounted for as hedge transactions. (Notes 23 (f.3) (i.b)).

The net profit per share is calculated based upon the number of shares existing on the year-closing date.

(d) Current and noncurrent assets

(d.1) Cash and cash equivalents

Cash and cash equivalents include cash, banking deposits and investments.

(d.2) Financial instruments

• Classification and measurement

The Company classifies its financial instruments in the following categories: (i) for trading (ii) loans and receivables, (iii) held to maturity and (iv) available for sale. The classification depends upon the purpose for which the financial instruments have been acquired. The Management determines the classification of its financial instruments at the initial recognition.

(i) Financial assets maintained for negotiation

Financial assets maintained for negotiation are measured at fair value by the result with the purpose of being negotiated actively and frequently, including derivatives, unless they have been designated as hedge instruments (protection). The assets of this category are classified as current assets. Gains or losses resulting from variations of the fair value of financial assets maintained for negotiation are recognized at the income for the year.

(ii) Loans and receivables

Granted loans and receivables that are non-derivative financial assets with fixed or determinable payments, not quoted in an active market, are included in this category as current assets, except those with maturity date that exceeds 12 months subsequently to the date of issue of the balance sheet (these are classified as noncurrent assets). The Company’s loans and receivables consist of the balances of loan agreements and of current account with related companies, accounts receivable from clients, other accounts receivable and cash and cash equivalents, except short-term investments. Loans and receivables are accounted for by the amortized cost, using the actual interest rate method.

(iii) Assets held to maturity

Assets held to maturity are basically the financial assets that may not be classified as loans and receivables for being quoted in an active market. In that event, these financial assets are acquired with the purpose and financial capacity for its maintenance in portfolio up to maturity. They are appraised by the cost of acquisition, plus earnings received as a contra entry to the income for the year.

(iv) Financial assets available for sale

Financial assets available for sale are non-derivatives that are designated in that category or that have not been classified in any other category. They are included in the noncurrent assets, unless the management intends to dispose the investment in up to 12 months subsequently to the date of the balance sheet. The financial assets available for sale are accounted for at fair value. Interest rates of securities available for sale, calculated using the actual interest rate method, are recognized in the statement of income as financial incomes. The installment corresponding to the variation at fair value is recorded against the shareholders’ equity, net from taxes, in the equity valuation adjustment account, being realized against income on the occasion of its liquidation or loss considered permanent (impairment).

• Fair value

The fair values of the investments with public quotation are based upon the current purchase price. As regards the financial assets with no active market or public quotation, the Company establishes the fair value by means of evaluation techniques. These techniques include the use of recent transactions carried out with third parties, the reference to other instruments that are substantially similar, the analysis of discounted cash flows and the standard models of price fixing of options that use information generated by the market as much as possible and count as little as possible on information generated by Company’s management.

The Company evaluates, on the date of the balance sheet, whether there is objective evidence that a financial asset or a group of financial assets is registered at a value that exceeds its recoverable value (impairment). In the event of any evidence for the financial assets available for sale, the cumulative loss – measured as the difference between the cost of acquisition and the current fair value, minus any loss by impairment of this financial asset previously recognized in the income – is removed from equity and recognized in the statement of income.

• Derivative financial instruments and hedge activities

The Company has derivative financial instruments to protect risks related to foreign currencies and of interest rate.

Derivatives are initially recognized by their fair value and the respective costs of transaction are recognized in the income when incurred. Subsequently to the initial recognition, the derivatives are measured by the fair value and changes are accounted for in the income, except in the event described below for the accounting of hedge transactions:

• Cash flow hedges

Changes in the fair value of derivative protection instruments designated as cash flow hedge are directly recognized in the shareholders’ equity, as hedge is considered actual. In the event that the hedge is considered non actual, the changes in the fair value are recognized in the income.

In the event that the hedge instrument fails to comply with the criteria for the hedge transaction accounting, expires or is sold, terminated or exercised, the hedge transaction accounting is discontinued prospectively. Accrued gain or loss previously recognized in the shareholders’ equity must be immediately transferred to the income for the year.

The Company recognized liabilities related to the hedge transaction accounting the characteristics of which satisfy the requirements provided by CPC 14. The documentation that is necessary to apply the hedge accounting concept, as provided in CPC 13, was complete on December 31, 2008.

(d.3) Accounts receivable from clients

The accounts receivable from clients are registered at the invoiced value, adjusted to present value, whenever applicable, deducted from the allowance for doubtful accounts. The allowance for doubtful accounts consists of amount considered sufficient to cover the losses estimated in its realization, in view of the history of the Company’s losses.

The methodology used by the Company to record the allowance for doubtful accounts encompasses 100% of amounts more than 180 days overdue, 50% of amounts more than 90 days overdue, and 100% of the amounts of bills under judicial collection process. The bills receivable of associated companies has not been taken into account in the calculation of this allowance.

(d.4) Inventories

Inventories are stated at average cost of purchases or production, lower than the replacement cost or than the realization value. The finished products include from freight up to the point of sale. Imports in progress are stated at the accumulated cost of each import. Inventories of maintenance materials are classified in the current assets or in the non current assets, considering the consumption’s history.

(d.5) Deferred income tax

The deferred income tax is calculated over the tax losses and over the accounting expenses temporarily non-deductible for the calculation of the current income tax. Its recognition occurs in the extent in which it is probable that the future taxable profit is available to be used to offset the temporary differences, based upon the projections of future incomes prepared and grounded on internal premises and in future economic scenarios that may, therefore, undergo changes. Periodically, the amounts accounted are reappraised in accordance with CVM Deliberation 273/98, of August 20, 1998, and CVM Instruction 371/02, of June 27, 2002.

(d.6) Other assets

The other assets are presented by the value of realization, including, whenever applicable, the earnings and the monetary variations received or, in the event of expenses of the following period, at cost.

(e) Noncurrent assets

(e.1) Shareholdings in subsidiaries, jointly-controlled entities and associated companies:

Investments in subsidiaries, jointly-controlled entities and associated companies when there is an interest in the voting capital more than 20% or where there is significant influence and in other companies that are part of a same group or which are under common control are valued using the equity method, plus goodwill (negative goodwill) balance to amortize.

The economic purpose of goodwill is appreciation of the asset. Goodwill is maintained in the investment account and, when the assets are merged, it is transferred to property, plant and equipment. Goodwill grounded on the appreciation of the property, plant and equipment is amortized in the same term of the respective goods that grounded it. Goodwill grounded on future profitability is classified as Intangible assets.

The other investments are appraised at the cost of acquisition, deducted from provision for devaluation, whenever applicable.

(e.2) Property, Plant and Equipment

Property, plant and equipment, as well as intangible assets, are stated at acquisition or construction cost. As from 1997, property, plant and equipment include capitalized interest incurred during the construction period, pursuant to CVM Deliberation 193/96. Capitalized interest is added to assets and depreciated / amortized as from the date that they become operational. (Note 16 (g)).

As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 13).

Depreciation of property, plant and equipment are calculated on a straight-line basis at the rates mentioned in Note 13, which consider the estimated useful lives of the assets.

(e.3) Intangible assets

Intangible assets comprise of the assets acquired from third parties, including those acquired through a business combination, and those generated internally by the Company. The following criteria are applied:

Acquired from third parties through a business combination: the goodwill per expectation of future profitability, arising from acquisitions involving business combinations, will not be amortized as from 2009 and has its recoverable value tested.

Intangible assets acquired from third parties: the intangible assets with defined useful life are measured by the total cost of acquisition less amortization expenses. Amortization is calculated based on the straight-line basis, at the rates mentioned in Note 14, which consider the estimated useful lives of the assets. Intangible assets with undefined useful life will not be amortized as from 2009 and have their recoverable value tested.

The Company records research expenses in the income.

(e.4) Deferred assets

The Company opted to maintain, in the deferred charges, on December 31, 2008, only the expenses incurred during the period of construction of industrial plants (pre-operating expenses). These expenses are amortized over 10 years from the beginning of operations of the respective industrial plant.

(e.5) Impairment

Property, plant and equipment assets, intangible assets with a defined useful life and deferred charges have their recoverable values tested, at least, annually, in the event that there are indicators of value loss. Goodwill per expectation of future profitability and intangible assets with undefined useful life have the recovery of their value tested annually, regardless of indicators of value loss.

(f) Current and noncurrent liabilities

Current and noncurrent liabilities are recorded by known or calculable values plus, whenever applicable, corresponding charges, monetary and/or exchange variations incurred up to the date of the balance sheet date. Whenever applicable, the current and noncurrent liabilities are registered at present value, on a transaction by transaction basis, based upon interest rates that reflect the term, currency and risk of each transaction. The contra entry to the present value adjustments is recorded against the income accounts that resulted in the said liabilities. The difference between the present value of a transaction and the liabilities’ face value is appropriated to the income over the term of effectiveness of the agreement based on the amortized cost method and on the actual interest rate method.

(f.1) Adjustment to present value

In accordance with CPC 12, the Company distinguishes the financial charges in the purchases of naphtha made abroad for payment over 180 days.

During 2008 and 2007, the Company imported R$ 2,750,624 and R$ 1,553,177 of naphtha respectively, with a maturity date for payment that exceeds the Company’s operational cycle.

The naphtha imported by Braskem is a commodity priced at the “ARA” (“Antwerp, Rotterdam and Amsterdam”) quotation of the European market, plus freights and financial charges in the event of purchases on credit.

The average financial charge charged by suppliers in 2008 and 2007 was 5.08% and 5.07% respectively.

Financial charges related to these purchases are distinguished on the occasion of the registration of the tax invoices and are appropriated to the income as financial expenses by the fluidness of the term.

The financial charges charged in 2008 and 2007 and their impacts on the financial statements are demonstrated below:

	2008	2007

Financial charges included in the period’s purchases	126,675	81,468
Financial charges to appropriate in the following years	75,999	32,816

The balance of the financial charges to be appropriated is classified as reducer of the suppliers’ account.

The other purchase and sale transactions carried out by the Company are within the maturity date of their operational flow. For those transactions, the Company understands that the bills receivable and payable are measured by the respective fair values.

(f.2) Loans

The loans are recognized, initially, at fair value, net from any expenses incurred in the transaction structuring (cost of transaction). Subsequently, the loans are presented, in addition to charges and interest that are proportional to the incurred period (“amortized cost”).

Non-convertible debentures are recognized the same way that loans are recognized.

(f.3) Contingencies

The contingencies are presented deducted from the deposits in court associated therewith, in accordance with CVM Deliberation 489/05.

(f.4) Provisions for investments’ losses

Provisions for investments’ losses in subsidiaries are accrued on the negative shareholders’ equity (negative equity) of those companies and classified in the noncurrent liabilities, as a contra entry to the income with interest in subsidiaries and associated companies.

(f.5) Pension plan

Liabilities related to pension plans with defined benefit is the present value of the benefit obligation defined on the date of the balance sheet less the market value of the plan assets, adjusted by gain or actuarial losses and costs of past services. The defined benefit obligation is annually calculated by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by the estimate of future cash outflow, using the public securities interest rates, the maturity dates of which are close to the maturity dates of the related liabilities.

Actuarial gains and losses arising from changes of actuarial assumptions and amendments to pension plans are appropriated or credited to the income by the average time of remaining service of the related employees.

As regards defined contribution plans, the company pays contributions to private administration pension plans on compulsory, contractual or voluntary bases. As soon as contributions have been made, the Company has no obligations in relation to additional payments. Regular contributions consist of net periodical costs for the period in which they are due and, thus, are included in the personnel costs.

(f.6) Other provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(g) Consolidated financial statements

The consolidated financial statements were prepared in accordance with the consolidation principles set forth in the Brazilian corporate law and supplementary provisions of CVM and include the financial statements of the Company and its subsidiaries and jointly-controlled entities, and special purpose entities in which the Company has direct or indirect share control, as shown below:

			Direct and indirect interest in
			total capital - %

		Head office (Country)	2008	2007

Foreign subsidiaries integrated in parent company
Braskem America Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	(i)	Cayman Islands	100.00
Braskem Incorporated (“Braskem Inc”)		Cayman Islands	100.00	100.00
Braskem Petroquímica S.A. (“IPQ Argentina”)	(ii)	Argentina	100.00
Braskem Petroquímica Chile Limitada (“Braskem Chile”)	(ii)	Chile	100.00
IPQ Petroquímica Chile Limitada (“IPQ Chile”)	(ii)	Chile	100.00
Natal Trading	(ii)	British Virgin Islands	100.00
Copesul International Trading INC. (“CITI”)	(ii)	British Virgin Islands	100.00

Local subsidiaries
Braskem Distribuidora Ltda. and subsidiaries		Brazil	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00
Companhia Alagoas Industrial – CINAL (“CINAL”)		Brazil	100.00	100.00

Copesul and subsidiaries	(iii)	Brazil		62.70
Grust Holdings S.A. (“Grust”)	(iv)	Brazil	100.00
IQ and its subsidiaries		Brazil	100.00	60.00
ISATEC–Pesquisa, Desenv. e Análises Quím.Ltda. (“ISATEC”)	(ii)	Brazil	100.00
CCI- Comercial Importadora S.A (“CCI”)	(ii)	Brazil	100.00
Petroquímica Paulínia S.A. (“PPSA”)	(v)	Brazil		60.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00

Jointly-controlled entity	(vi)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(vii)	Brazil	54.24	49.89

Special Purpose Entity (“EPE”)	(viii)
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento (“FIQ Sol”)		Brazil	100.00	100.00
Fundo Parin		Guernsey		100.00

(i) Entity set-up in April 2008.
(ii) Subsidiaries directly controlled by Braskem as from the merger of IPQ and spin-off of IQ (Note 1 (c.12)).
(iii) Entity merged by IPQ in September 2008 (Note 1(c.11)).
(iv) Investment acquired in May 2008 (Note 1(c.7)).
(v) Entity merged by the Company in September 2008. (Note 1 (c.12))
(vi) Investment proportionately consolidated, as per CVM Instruction 247/96.
(vii) Jointly-controlled entity as a result of shareholders’ agreement provision.
(viii) Merged funds in compliance with CVM Instruction 408/04.

In the consolidated financial statements, investments among entities and equity in income have been eliminated, as well as the assets and liabilities balances, revenues and expenses and unrealized profits arising from transactions among the merged companies.

Minority equity and in the income of the subsidiaries have been presented separately in the balance sheets and in the results of the consolidated years, respectively.

Goodwill grounded on the appreciation of property, plant and equipment was reclassified to fixed assets specific account that grounded it, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to the “Other accounts payable” line in non-current liabilities.

To March 31, 2007, Copesul was proportionately consolidated, as provided in CVM Instruction 247/96.

As provided in paragraph one of article 23 of CVM Normative Instruction 247/96 and authorized by Official Letters/CVM/SNC/ 005/2009, the Company has not proportionately consolidated the financial statements of the subsidiaries jointly Companhia de Desenvolvimento Rio Verde – CODEVERDE and RPI. Statements of these subsidiaries do not show any significant changes or lead to distortions in the Company’s consolidated financial statements.

The balance sheets and the synthetic statement of income of these subsidiaries, adjusted according to the Company’s accounting practices, are presented as follows:

Balance Sheets	Codeverde (i)			RPI

	2008	2007	2008	2007

Assets
Current Assets	410	404	42,484	85,289
Noncurrent assets
Long-term receivables	122	122	134	3,446
Property, plant and equipment, intangible and	101,362	46,621	35,267	34,752
deferred charges

Total assets	101,894	47,147	77,885	123,487

Balance Sheets	Codeverde (i)			RPI

	2008	2007	2008	2007

Liabilities and shareholders’ equity
Current liabilities	92	102	94,476	93,229
Noncurrent liabilities	1,700	1,700	35,993	61,507
Shareholders’ equity (negative equity)	100,102	45,345	(52,584)	(31,249)

Total liabilities and shareholders’ equity	101,894	47,147	77,885	123,487

(i) in pre-operating phase

	RPI

Statement of income	2008	2007

Sales’ net revenues	512,799	620,958
Cost of products sold	(528,212)	(596,153)

Gross profit	(15,413)	24,805

Operating expenses, net	(44,748)	(23,207)

Operational profit before financial results	(60,161)	1,598

Financial result	(2,986)	(5,006)
Other expenses and revenues, net	25,311	426

Loss before taxes	(37,836)	(2,982)

Deferred income and social contribution taxes, net		1,848

Loss for the year	(37,836)	(1,134)

The balance sheets and the statement of income of the jointly-controlled entities and of the EPEs, adjusted to the Company’s accounting practices, may be summarized as follows:

a) Jointly-controlled entity		CETREL (i)

	2008	2007

Assets
Current Assets	61,875	31,830
Noncurrent assets	30,586	11,928
Property, plant and equipment, intangible and deferred charges	179,162	178,979

Total assets	271,623	222,737

Liabilities and shareholders’ equity
Current liabilities	27,448	24,207
Noncurrent liabilities	29,383	25,618
Shareholders’ equity	214,792	172,912

Total liabilities and shareholders’ equity	271,623	222,737

Statement of income
Sales’ net revenues	98,793	106,218
Cost of products sold and services rendered	(63,653)	(70,383)

Gross profit	35,140	35,835

Operating expenses, net	(15,026)	(16,497)
Other expenses and revenues, net	(1,282)	(1,863)

Earnings before income and social
contribution taxes	18,832	17,475
Current and deferred income and social contribution taxes	14,699	(4,723)

Net profit for the year	33,531	12,752

(i) Balance sheet and Statement of income with elimination of revaluation reserve.

b) Specific purpose entities
	Fundo Parin (i)		FIQ Sol

	2007	2008	2007

Assets	458,368	1,714,355	258,768

Liabilities
Shareholders’ equity	458,368	1,714,355	258,768

Total liabilities and shareholders’ equity	458,368	1,714,355	258,768

Net income (loss) for the year	(94,429)	63,064	30,270

(i) Fund liquidated in January 2008.

The reconciliation of the shareholders’ equity and the income for the year between the parent company and consolidated is as follows:

	Shareholders’ equity		Net income (Loss)

	2008	2007	2008	2007

Parent company	3,691,881	5,766,288	(2,506,923)	617,438
Cross holding presented as treasury shares		(13,110)
Exclusion of effects arising from profit in the subsidiaries’
inventories		(4,205)	75	6,789
Exclusion of gain on the sale of investment among related
parties	(38,476)	(38,476)
Exclusion of results of financial transactions among related
parties		(10,628)	10,628	2,200
Reversal of amortization of goodwill on sale of investments
among related parties	26,452	22,327	4,118	4,121
Exclusion of the gain on assignment of right of use among
associated companies (i)		(34,942)
Exclusion on gain of capital contribution to subsidiary		(8,746)		(8,746)
Others			(5)

Consolidated	3,679,857	5,678,508	(2,492,107)	621,802

(i) In the merger of Petroquímica Paulínia (Note 1 (c.12)), these gains were eliminated and reduced the amount of the respective item of property, plant and equipment and intangible assets. A contra entry to these adjustments was registered in the “Other revenues and expenses”(Note 26) group.

4 Cash and Cash Equivalents

		Parent company		Consolidated

	2008	2007	2008	2007

Cash and banks	137,758	428,805	145,915	578,820
Financial investments:
domestic	1,818,758	259,105	1,836,011	612,897
abroad	631,657	513,634	629,674	698,434

	2,588,173	1,201,544	2,611,600	1,890,151

The domestic financial investments in Brazil are mainly represented by quotas in Braskem exclusive funds (FIQ Sol) which, in turn, hold quotas in local investment funds, such as fixed-income, multimarket, credit rights funds, as well as other fixed-income instruments and time deposits. The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability.

The financial investments have been classified as maintained for negotiation and are measured at fair value by the income.

Such resources are allocated so as to: (i) seek return that is compatible with the maximum volatility determined by the risks and investments policy; (ii) seek a high pulverization of the consolidated portfolio; (iii) avoid credit risk arising from the concentration in a few securities; and (iv) follow-up the market’s interest rate variation, either in Brazil or abroad.

5 Marketable Securities

		Parent company		Consolidated

	2008	2007	2008	2007

Current Assets
Public securities issued abroad	331,452		331,452
Investment Fund		45,387		248,699
Others	5,563		5,563

Total	337,015	45,387	337,015	248,699

Long-term receivables
Investment fund	9,717		11,550	118,141
Others				1,648

	9,717		11,550	119,789

Total	346,732	45,387	348,565	368,488

Public securities issued abroad are represented by American treasuries bonds and were classified by the Company as “available for sale”. The part corresponding to the variation of the fair value was recorded in the “Adjustments of equity valuation” account in the shareholders’ equity, in the amount of R$ 7,998 (Note 21(g)), net from taxes.

On December 31, 2007, the investment funds included investment fund where Braskem is the exclusive quotaholder of the investment fund stated as “Parent Company” . The portfolio comprises time deposits at Banco Credit Suisse First Boston Bank (“CSFB”). In February 2008, the deposits certificates were redeemed by the Company.

6 Accounts receivable from clients

		Parent company		Consolidated

	2008	2007	2008	2007

Trade accounts receivable
Domestic market sales	1,444,547	1,240,381	1,484,491	1,697,187
Foreign market sales	895,328	366,454	897,250	725,233
Discounted trade bills	(551,266)	(197,753)	(551,266)	(311,844)
Advances on bills of exchange delivered	(587,705)	(188,358)	(588,418)	(385,155)
Allowance for doubtful accounts	(198,978)	(160,223)	(198,741)	(186,518)

	1,001,926	1,060,501	1,043,316	1,538,903
Noncurrent assets	(46,666)	(41,464)	(47,129)	(41,927)

Current assets	955,260	1,019,037	996,187	1,496,976

The Company adopts an additional policy for realizing domestic trade accounts, by selling its receivables to investment funds with credit rights.

The Company carried out a trade bill discount transaction with a financial institution, undertaking to reimburse it in the event of default of the customers.

A change of allowance for doubtful accounts is demonstrated below:

	Parent company		Consolidated

	2008	2007	2008	2007

At beginning of the year	160,223	103,474	186,518	153,350
Exchange variation	501			45,246
Additions classified as selling expenses	23,048	28,383	20,600	44,113
Addition through merger of subsidiaries	23,542	54,741
Recovery of provisioned credits	(8,336)	(26,375)	(8,377)	(31,255)
Write-off of uncollectible bills				(24,936)

At the end of the year	198,978	160,223	198,741	186,518

7 Inventories

	Parent company		Consolidated

	2008	2007	2008	2007

Finished goods and work in process	1,562,984	903,870	1,655,201	1,152,137
Raw materials, production inputs and packaging	631,101	317,687	631,111	651,373
Maintenance materials (i)	370,971	272,413	374,437	382,385
Advances to suppliers	167,891	52,614	167,891	53,239
Imports in progress and others	131,270	19,166	140,093	47,928

Total	2,864,217	1,565,750	2,968,733	2,287,062
Noncurrent assets (i)	(20,637)	(22,790)	(20,637)	(22,790)

Current assets	2,843,580	1,542,960	2,948,096	2,264,272

(i) Based on the consumption history, part of the inventories of maintenance materials was classified in the long-term receivables.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related parties

The concept of “related parties” has established by CPC 05 where related parties mean the party that is related with the entity: (a) directly or indirectly by means of one or more intermediaries, when the party: (i) controls, is controlled by, or is under the common control of the entity (which includes parent companies or subsidiaries); (ii) is interested in the entity that guarantee it significant influence in the entity; or (iii) has joint control over the entity; (b) that is associated with the company; (c) that is a joint venture in which the entity is an investor; (d) that is a member of the key-personnel of the management of the entity or of its parent company; (e) that is a close member of the family or of any person referred to in letters (a) or (d); (f) that is a subsidiary, jointly-controlled entity or significantly influenced by, or in which any person referred to in letters (d) or (e) has, directly or indirectly, the significant voting power in this entity; or (g) with a post-job benefit plan for the benefit of employees of the entity, or of any entity that is a party related to this Company.

The Company considered as “Management’s key-personnel”, the members of its executive committee, composed of the chief executive officer and the executive vice president and the members of the board of directors. Furthermore, the Company has not carried out any transactions with the controlling shareholder, except payment of dividends.

The transactions and balances between the parties are demonstrated as follows:

a. Parent Company Equity Balances

	Current assets	Noncurrent assets	Current liabilities	Noncurrent liabilities

	Cash and Cash	Credits with related			Debts with related
	equivalents/clients	parties (4)	Suppliers	Suppliers	parties (5)

Foreign subsidiaries (1)

Braskem Argentina			13(vi)

Braskem Inc.			23,249(vi)

CITI			1,169,500(vi)		89,585

Lantana		67

Natal Trading		7,037

		7,104	1,192,762		89,595

Local subsidiaries.

Braskem Distribuidora	1,615 (iii)	5,609			105,970

Braskem Participações					555

CCI - Comercial
Exportadora S.A					110

CINAL			50(vi)		376

Politeno
Empreendimentos					16,774

IQ	44,480 (iii)	33,212	4(vi)		8,974

ISATEC		1,150

Jointly-controlled entity

CETREL	56 (iii)	135	505(vi)

Associated company

Borealis	187 (iii)

Related parties

CNO	8,655 (iii)		866(vi)

Petrobras	28,444 (iii)	45,818(xi)	238,783(vi)	15,890

Petrobras International
Finance Company (PIFCo)			738,033

Refinaria Alberto
Pasqualini –REFAP S.A	10,424 (iii)		53,530(vi)

Others				1,030

EPE

FIQ Sol (v)	1,714,355 (2)

	1,808,216	85,924	1,036,268	16,920	132,759

Total	1,808,216	93,028	2,229,030	16,920	222,344

Allocation CPC 02		(7,104)	(1,192,762)		(89,585)

On December 31, 2008	1,808,216	85,924	1,036268	16,920	132,759

On December 31, 2007	454,153	895,017(v)	621,765	553,576	95,827

(i) Parent companies integrated to Individual financial statements of Braskem (Note 2)
(ii) Cash and cash equivalents
(iii) Clients
(iv) In "Credits with Related parties", on December 31, 2008: IQ – R$33,212, related to the current account balance remunerated at 100% of CDI; and Petrobras – R$45,818, related to loan balance with remuneration of 100% of CDI.
(v) Includes Braskem Inc. pre-payment of R$830,461
(vi) Suppliers
(vii) Financings
(viii) Financing balance with PIFCo

(ix) Debt with related parties: CITI - R$ 89,585, related to pre-payment that will be performed with exports up to 2010; Politeno Empreendimentos - R$ 16,774, related to current account balance remunerated at 100% of CDI; Braskem Distribuidora - R$ 105,970, related to balance of loan agreement with foreign subsidiary, remunerated at 100% of CDI.

(x) As a result of the adoption of CPC 02, balances of assets and liabilities of the foreign investees are presented in the parent company and, therefore, were eliminated for purposes of presentation of this note (Note 3.2(b));

(xi) Remaining balance not consolidated.

Parent company (continuation)

Transactions

	Sales of	Purchases of raw-	Financial	Financial	Production costs/General
	Products	materials, services	Incomes (i)	Expenses	management expenses
		and utilities

Foreign subsidiaries

Braskem America	52,101		8,055	233

Braskem Argentina	7,234		364	(0)

Braskem Europa	77,728		9,614	108

Braskem Finance				402,779

Braskem Inc.	84,792	50,069	431,573	9,213

Braskem Pet. Chile Limitada	8,965		387

CITI	260,054	1,119,897	19,279	159,182

Ipiranga S.A

IPQ Chile

IPQ Petroquímica Chile Limitada	7,938		3,599

Natal Trading				1,623

	498,812	1,169,966	472,871	574,434

Local subsidiaries

Braskem Distribuidora	95,472		390	27,345

Braskem Participações				143

CCI				5

CINAL	1,063	10,938	152	18

Copesul		2,104,177	254,017	17,718

Ipiranga Petroquímica	19,827	3,142	8,879	3,990

IQ	68,806	505	9,948	1,458

Lantana			19	28,912

Petroquímica Paulínia	21,391	820	2,792

Politeno Empreendimentos				1,862

	206,559	2,119,582	276,197	81,451

Jointly-controlled entities

CETREL	732	22,951

RPI		6,730

Associated company

Borealis	157,164			11

Post-job benefit plans

CopesulPrev

Fundação Francisco Martins
Bastos (FFMB)					1,818

Odeprev - Odebrecht Previdência					1,870

Petros					9,751

Related companies					6,229

CNO		205,225

Petrobras	492,480	5,971,625	3,597	49,168

Refinaria Alberto Pasqualini -
REFAP S.A.	12,559	377,678

	662,935	6,584,209	3,597	49,179	19,668

Total	1,368,306	9,873,757	752,665	703,768	19,668

Allocation CPC 02	(498,812)	(1,169,966)	(472,871)	(573,138)

On December 31, 2008	869,494	8,703,791	279,794	130,630	19,668

On December 31, 2007	1,277,259	7,133,824	(11,982)	89,018	14,578

(i) It includes the exchange variation effect on trade accounts receivable.

(ii) As a result of the adoption of CPC 02, balances of assets and liabilities of the foreign investees are presented in the parentcompanyand,therefore, were eliminated for purposes of presentation of this note (Note 3.2(b)) .

Management’s key-personnel

Transactions in the Statement of income for the year

	On December 31, 2008		On December 31, 2007
Remuneration	Parent company	Consolidated	Parent company	Consolidated

Short-term benefits to employees and managers	46,780	47,069	43,638	45,461
Post-job benefit	262	294	383	407
Other long-term benefits	3,646	3,646	2,233	2,233
Employment contract termination benefits	295	295	377	377

Total	50,983	51,304	46,631	48,478
Long-term incentives
Investment units	722	722	57	57

Total	722	722	57	57

Balances

	On December 31, 2008		On December 31, 2007
	Parent company	Consolidated	Parent company	Consolidated
Long-term incentives	10,453	10,453	4,879	4,879

Total	10,453	10,453	4,879	4,879

Relationship with related parties

Subsidiaries	Main activity and relationship with Company

Braskem America	Resale of thermoplastic resins acquired from Company.
Braskem Argentina	Resale of thermoplastic resins acquired from Company.
Braskem Distribuidora	Distribution Center.
Braskem Europa	Resale of thermoplastic resins acquired from Company
Braskem Inc.
Resale of thermoplastic resins and basic petrochemicals acquired from Company and sale of production inputs to the Company acquired abroad.
Braskem Pet Chile
Resale of thermoplastic resins acquired from Company.
CCI	Import and export.
CINAL	Utilities, treatment and incineration of waste for the Company and other companies of the Chemical Complex of Alagoas
CITI
Resale of thermoplastic resins and basic petrochemicals acquired from Company and sale of production inputs to the Company acquired abroad.
IQ
Resale thermoplastic resins acquired from Company and of other chemical products
IPQ Argentina	Resale of thermoplastic resins acquired from Company.
IPQ Chile	Resale of thermoplastic resins acquired from Company.
IQAG	Storage services for third parties
ISATEC	Research, development and chemical analyzes for RPI.

Subsidiaries	Main activity and relationship with Company

Lantana	Company in extinguishment process.
Natal Trading	Company in extinguishment process.
Politeno Empreendimentos	Projects and industrial developments, trade of petrochemical products for third parties
Jointly-controlled entities
CETREL	Services of treatment of residual waters and organic waste for the Company and other companies of the Petrochemical Complex of Camaçari.
RPI	Naphtha supply to the Company.
Associated company
Borealis	Sale of plastic raw-material to the advanced packaging market, infrastructure and automotive and production of agricultural fertilizers, melamine, phenol, acetone and olefins. It acquires from the Company its main raw-material.
Post-job benefit plans
CopesulPrev	Closed defined contribution plan for the employees of merged Copesul not included in the Petros plan.
Fundação Francisco Martins	Closed supplementary pension entity with defined benefits, with the purpose of
Bastos (FFMB)	managing and executing pension benefit plans for the employees of the Ipiranga group employees.
Odeprev - Odebrecht Previdência	Pension plan defined contribution.
Petros	Benefit plan defined for part of the employees of merged Copesul.
Related companies

CNO	Provides services of maintenance and projects to improve plants’ efficiency
Petrobras	Naphtha supply.
REFAP S.A.	Naphtha and propene supply.

Transactions between the Company and its related companies are carried out in price and term conditions equivalent to the averages practiced with third parties, considering; (i) for purchase of propene, the price practiced in the international market; (ii) for purchase of naphtha from Petrobras and REFAP, the price practiced in the European market; and (iii) for sales to foreign subsidiaries, above a 180 day term, longer than terms offered to other customers.

9 Recoverable taxes

	Parent company		Consolidated

	2008	2007	2008	2007

Excise tax (IPI) (regular transactions)	26,871	16,809	28,331	23,665
Value-added Tax on Sales and Services (ICMS) (a)	1,187,751	897,375	1,201,035	1,106,541
Employees’ profit participation program (PIS) and
Social contribution on billings (Cofins)	177,566	44,773	164,205	93,497
Social security fund (Finsocial)
PIS – Decrees-law 2445 and 2449/88	42,077	55,194	55,194	55,194
Income and social contribution taxes	207,501	24,407	217,555	66,721
Tax on net income ILL (b)	57,299		57,299	55,834
Others	86,249	65,507	88,909	83,867

Total	1,785,314	1,104,065	1,812,528	1,485,319
Current assets	(585,392)	(171,413)	(610,712)	(310,311)

Noncurrent assets	1,199,922	932,652	1,201,816	1,175,008

(a) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Management of the Company has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. These actions taken by the Management comprise, among others:

• Executing a settlement agreement with the Rio Grande do Sul state authorities, capping the use of ICMS tax credits at R$ 8,250 monthly to offset with monthly ICMS tax debts owed by units located in said state, and upholding full deferral of ICMS tax on naphtha imports. Additional negotiations with the Rio Grande do Sul state are underway for further use of ICMS tax credits at circa R$ 40,000 in future investments.

• Obtaining from the Bahia state authorities a greater reduction (from 40% to 65.88%) in the tax base of ICMS levied on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 11059 of May 19, 2008), and a reduction in the rate of ICMS tax on domestic naphtha (from 17% to 11.75%) .

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

• Expanding the ICMS tax base on fuel sales to industrial refiner (from 40% to 100%), as provided for in article 347 of the Bahia State ICMS Regulations.

• Replacing co-product exports with domestic transactions.

• Using the privileges set out in customs laws when importing feedstock, thus generating less ICMS tax credits.

The Company’s ICMS credit balance as of December 31, 2008 comprises R$ 135,077, originating from merged company Ipiranga Petroquímica.

Considering the Company’s Management projections over the term for realization of those credits, at December 31, 2008, the amount of R$ 904,302, for parent and consolidated, was recorded as noncurrent assets (2007 – parent – R$ 765,454 / consolidated R$ 865,086).

(b) ILL

Merged company Copesul applied to the Federal Revenue Office for refund of Tax on Net Income (ILL) paid from 1989 through 1991, as this tax was considered unconstitutional under the Federal Senate Resolution 82 of November 22, 1996.

In December 2002, the merged company Copesul recorded such tax credits on its financial statements, as the outside counsel held that likelihood of a favorable outcome is probable, given the existence of the aforesaid Federal Senate Resolution. The Higher Tax Appeals Chamber has already acknowledged Copesul’s entitlement to restitution of unduly paid ILL, and such decision is pending publication.

(c) IPI tax credits

Zero rate IPI

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses only a remote risk of changes in the OPP Química-friendly decision, although the STF itself has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer.

In light of those aspects referring to the extent of the agravo regimental, OPP Química posted these tax credits at R$ 1,030,125 in December 2002, which was offset by the Company with IPI itself and other federal tax debts. Such credits were used up in 1Q05.

The tax credits used up by the Company (updated at the SELIC benchmark rate until December 2008) come to R$ 2,682,176. Out of these credits, the sundry collection proceedings referred to have reached R$ 2,423,184 to date, plus fines in the overall amount of R$ 783,442. The Company’s outside legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the agravo regimental on the argument that the extraordinary appeal should be entertained by said Panel again, thus voiding the erstwhile STF ruling. Such STF determination, containing the opinions and arguments of STF justices who took part in the judgment, has not been published to date. Braskem is poised to appeal after such publication occurs.

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate. In addition, Braskem believes that the new STF judgment on the extraordinary appeal should focus only on the subject matter of the agravo regimental (which means that the STF should not longer deliberate on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

During 2006 and 2007, the Federal Revenue Office issued several tax notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the tax payments offset by the Company with the tax credits posted as from July 2000. Further, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company.

In October 2008, the administrative appellate tribunal (Taxpayers Council) rejected the appeals lodged by the Company with regard to some of the aforementioned administrative proceedings. The outcome of such dispute revolving around these credits used up by the Company is essentially conditioned to the STF finding on the court litigation described abroad, and the matter under discussion at administrative level refers to validity of the fines imposed on the Company for having used up IPI credits ascertained after July 2000.

Filing of administrative appeals by the Company is pending publication of the respective decisions rendered by the Taxpayers Council. If the administrative fines are upheld, Braskem will take this issue to court, and the likelihood of a favorable outcome for these disputes over the imposition of fines by the tax authorities is viewed as probable by the Company’s outside legal advisors.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 18(ii)).

10 Prepaid expenses

Prepaid expenses refer to expenditures whose benefits or the provision of services to the Company will take place over subsequent fiscal years. They are represented substantially by insurance agreement (Note 27). They will not be realized in cash, but rather by appropriation to the results.

11 Deposits in court and compulsory loan – Noncurrent Assets

	Parent company		Consolidated

	2008	2007	2008	2007

Deposits in court
Tax contingencies	61,834	54,862	68,371	63,626
Labor and other claims	28,661	22,589	31,561	23,597
Compulsory loan
Compulsory loan – Eletrobrás	20,045	18,980	20,211	20,431

	110,540	96,431	120,143	107,654

12 Investments

(a) Information regarding the investments

	Shareholding in total share capital (%)12/31/2008	Net income (loss) for the year, adjusted		Adjusted shareholders’ equity (negative equity)
		2008	2007	2008	2007
Subsidiaries
Local
Braskem Distribuidora	100.00	24,139	(17,741)	113,156	89,017
Braskem Participações	100.00	130	(5,726)	2,461	16,023
CINAL	100.00	3,554	1,146	29,482	25,928
Grust (i)	100.00	102,117
IPQ (ii)		77,106	267,478		638,564
CCI	100.00	9		111	100
Politeno
Empreendimentos	100.00	1,358	1,256	16,798	15,441
IQ	100.00	369,357	149,852	111,316	818,264
ISATEC	100.00	(117)	(178)	1,067	1,184
IQAG	0.12	5	(168)	624	370
Petroquímica Paulínia (ii)		(22,045)			241,823
Abroad (vi)
Braskem America	100.00	3,152	509	8,070	4,829
Braskem Argentina	98.00	(168)	(1,424)	255	351
Braskem Europa	100.00	(11,823)	16	36,097	9,813
Braskem Finance	100.00	5,773		5,790
Braskem Inc.	100.00	(52,969)	(9,919)	(120,777)	34,414
Braskem Chile	100.00	(4,163)	1,104	5,315	8,510
CITI	100.00	36,391	2,137	72,577	10,282
IPQ Chile	99.02	(138)	(37)	1,576	1,537
IPQ Argentina	96.74	(280)	913	6,393	5,542
Natal Trading	100.00	(364)	(304)	3,043	2,583

Jointly-controlled entities
CETREL	54.24	34,819	12,751	197,106	127,702
CODEVERDE	35.65			100,102	45,345
Petroflex (iii)			75,757		375,547
RPI	33.33	(37,836)	(1,134)	(52,584)	(31,249)

Associated companies
Borealis (iv)	20.00	12,725	11,372	115,218	119,267
Sansuy Indústria de
Plástico S.A. (iv)	20.00	(20)	(5,504)	2,026	(30,866)

	Shareholding in total share capital (%)	Net income (loss) for the year, adjusted		Adjusted shareholders’ equity (negative equity)
		2008	2007	2008	2007
Information on investments of subsidiaries Braskem Distribuidora
Braskem Argentina	2.00	(168)	(1,424)	255	351
Braskem Importação	100.00		(466)	60	60
Braskem Cayman Ltd. (v)	100.00		(4,589)
Braskem Inc
Lantana	100.00	(16,500)	183,704	4,009	15,544
IQ
Ipiranga Química
Armazéns Gerais Ltda.	99.88	5	(168)	624	370
Natal Trading
IPQ Chile	0.98	(138)	(37)	1,576	1,537
IPQ Chile
IPQ Argentina	3.26	(280)	913	6,393	5,542

NOTES:
(i) Result for the months of April to June of 2008;
(ii) Merged companies in September 2008 (Note 1 (c.12);
(iii) Result recorded up to March 2008;
(iv) Borealis and Sansuy - shareholders' equity and result recorded in December 2008 and November 2008, respectively;
(v) Company extinguished in August 2008;
(vi) Controlled companies whose financial statements have been integrated into the Company’s individual financial statements, pursuant to CPC 02.

(b) Investment changes in subsidiaries, jointly-controlled entities and associated companies

	Balance on December 31, 2007	Merger of shares	Spin-off	Investment acquisition	Increase (reduction) of capital	Dividends and Equity Interest	Equity method	Adjustments in Equity Evaluation	Others	Write-off of investment through merger	Balance on December 31, 2008

Subsidiaries and jointly- controlled entities Local subsidiaries
Braskem Distribuidora	89,017						24,139				113,156
Braskem Participações	16,023				(13,110)		(452)				2,461
Cetrel	74,373				7,688	(888)	17,986		5,130		104,289
CINAL	17,197						3,554				20,751
Copesul	481,092						91,972			(573,064)
IQ Soluções e Química			(1,076,30	905,497			266,532				95,724
			5)
IPQ			1,074,92	302,630	573,064		(262,402)		(33,732)	(1,654,482)
			2
Petroquímica Paulínia	145,094			96,729	38,177		(22,045)			(257,955)
Politeno Empreendimentos	15,441						1,358				16,799
Grust		720,709			(797,815)		77,106
Isatec				1,383			(316)				1,067
CCI - Comercial e				100			11				111
Importadora
Others	6,894				739				(7,634)		(1)

Investments in local	845,131	720,709	(1,383)	1,306,339	(191,257)	(888)	197,443		(36,236)	(2,485,501)	354,357
subsidiaries
Associated companies
Borealis	23,853					(3,000)	2,191				23,044

Investments in associated
companies	23,853					(3,000)	2,191				23,044

Total investments in
Brazil	868,984	720,709	(1,383)	1,306,339	(191,257)	(3,888)	199,634		(36,236)	(2,485,501)	377,401

Investments integrated into the parent company pursuant to CPC 02
Foreign subsidiaries
(Note 3.2 (b))
Braskem America	4,829
Braskem Argentina	344
Braskem Europa	9,813						3,241				8,070
Braskem Inc	34,414						(94)				250
Braskem Finance					29,768		(3,483)				36,098
Braskem Petroquímica					7,860		(52,952)		(110,098)		(120,776)
Chile
Ipiranga Argentina					16		5,773				5,789
IPQ Chile				8,415			(3,101)				5,314
CITI - Copesul International				7,199			(806)				6,393
Trading
Natal Trading				1,481			94				1,575
				140,469			36,391				176,860
				2,578			465				3,043

Total investments abroad	49,400	-	-	160,142	37,644		(14,472))		(110,098)		122,616

(c) Advance for acquisition of investments

In 2007 and 2008, this item registered expenditures with the acquisition of petrochemical assets from the Ipiranga Group (Notes 1(c.2) and 1(c.4). In addition to the amounts intended for purchasing shares of IQ, in the amount of R$ 1,489,129, the Company considered as part of the investment cost the expenditures directly related to the acquisition process, which totaled R$ 41,539 (2007 - R$ 22,002). Bearing in mind all disbursements made, the Company realized goodwill based on the future profitability of IQ, totaling R$ 73,597, and appreciation of the fixed assets of Copesul, totaling R$ 996,844.

After receiving the shares, which took place in February of 2008, the amounts disbursed for the transaction, plus the results of the equity method and amortization of the estimated goodwill, were allocated to their definitive accounts as shown below:

	Parent company

	2008	2007

Funds intended for the acquisition of investments:
Book value of investments acquired	460,227	460.227
Estimated goodwill on dates of the advances	1,070,441	1.050.904

	1,530,668	1.511.131
Equity in income of subsidiaries and associated companies	74,730	30.732
Amortization of goodwill	(66,579)	(22.919)

Updated purchase amount	1,538,819	1.518.944
Transfers:
Investments	(534,957)
Property, plant and equipment	(937,696)
Intangible assets	(66,166)

		1.518.944

(d) Petroquímica Paulínia

On April 25, 2008, the industrial plant of Petroquímica Paulínia was inaugurated. The unit has a production capacity of 350,000 tons a year of polypropylene, and is located in the municipality of Paulínia, in the State of São Paulo.

Until March of 2008, this company was jointly controlled with Petroquisa. With the merger of the shares issued by Grust in July of 2008 (Note 1(c7)), Braskem became holder of 100% of the voting capital of that subsidiary. On September 30, 2008, Petroquímica Paulínia was taken over by Braskem (Note 1(c12).

13 Property, plant and equipment

	Parent company							Consolidated

									Annual
									average rates
			2008	2007			2008	2007

		Accumulated				Accumulated			of depreciation/
		depreciation/				depreciation/			depletion
	Cost	depletion	Net	Net	Cost	Depletion	Net	Net	(%)

Land	74,772		74,772	26,221	83,126		83,126	74,977
Buildings and improvements	1,329,268	(494,573)	834,695	543,635	1,415,759	(520,467)	895,292	730,671	2.7
Machinery, equipment and facilities	11,471,885	(4,333,155)	7,138,730	4,567,092	11,551,622	(4,405,526)	7,146,096	5,614,187	5.9
Mines and wells	22,180	(5,907)	16,273	3,912	23,290	(6,769)	16,521	4,220	10.6
Furniture and fixtures	81,388	(44,300)	37,088	24,430	90,530	(48,929)	41,601	29,000	10.0
IT equipment	98,360	(71,837)	26,523	21,516	108,796	(79,036)	29,760	39,366	20.0
Maintenance stoppages in progress	239,548		239,548	75,566	239,548		239,548	95,502
Projects in progress	1,223,841		1,223,841	971,996	1,274,656		1,274,656	1,599,305
Capitalized interest	334,035		334,035	47,231	334,035		334,035	57,952
Others	299,782	(101,569)	198,213	110,220	316,500	(98,734)	217,766	158,899	16.0

	15,175,059	(5,051,341)	10,123,718	6,391,819	15,437,862	(5,159,461)	10,278,401	8,404,079

On-going projects mainly represent projects for expanding the capacity of the industrial units, operational improvements to increase the working life of machines and equipment, excellence projects in the maintenance and production areas, in addition to programs in the areas of health and technology.

On December 31, 2008, the balance of the Company’s property, plant and equipment includes appreciation in the form of goodwill arising from the takeover of subsidiaries, in the net amount of R$ 1,626,484 (2007 - R$ 765,747), pursuant to CVM Instruction 319/99.

In the Braskem structure, the activities involving the production and sales of PET and Caprolactam comprise a Business Unit. In December 2008, Braskem advised the market about the definitive stoppage of the PET production unit. Also in December, equipment was identified that could be put to use by other business units of the Company. The remaining machines, equipment and installations are likely to be disassembled and sold as scrap. Given the immaterial value of the amount to be obtained from selling this material, the Company considered as an expenses in the period the residual book value of the respective assets, amounting to R$ 102,824. Furthermore, in compliance with the provisions of CPCs 1 and 13, the Company evaluated the recoverable value of the Caprolactam plant. This evaluation led to the recognition of an expense in the amount of R$ 29,641, representing the difference between the current value of the cash flow obtained from producing and selling that product and the residual book value of the respective industrial unit. In order to prepare this cash flow, the following were taken into account: (i) the discount rate of 11.14% p.a.; (ii) cash flow in perpetuity, bearing in mind that Caprolactam, like all other chemical and petrochemical products, shows constant and well-defined cycles of high and low selling prices and of the main inputs.” Still in 2008, the Company added R$ 13,807 to the provision for loss in the disposal of goods of the DMT plant, the stoppage of which occurred in 2007.

Changes to property, plant and equipment

		Parent
		company		Consolidated

	2008	2007	2008	2007

Balance at beginning of the year	6,391,819	5,994,130	8,404,079	6,689,024
(+) Acquisitions	1,273,084	812,392	1,712,189	1,396,044
(-) Write-offs	(28,311)	(2,650)	(21,977)	(2,650)
(-) Transfers	(60,303)	(75,913)	(163,742)	(87,746)
(+) Corporate activities (i)	3,237,842	175,778	1,228,073	1,171,754
(-) Depreciation / amortization	(546,341)	(498,111)	(736,149)	(748,540)
(-) Reduction to the recoverable amount	(144,072)	(13,807)	(144,072)	(13,807

Balance at the end of the year	10,123,718	6,391,819	10,278,401	8,404,079

(i) Includes mergers of companies, opening balances of consolidated companies beginning from the acquisition and write-off from deconsolidation of companies in the process of disposal (Note 1 (c)).

The corporate changes shown in the box above that occurred during the 2008 financial year are shown as follows:

	2008

	Parent
	company	Consolidated

Addition of property, plant and equipment by merger of IPQ and Copesul	2,300,146
Goodwill based on the appreciation of property, plant and equipment for Copesul	937,696	937,696
Addition through merger of Petroquímica Paulínia		290,377

Total corporate changes	3,237,842	1,228,073

14 Intangible Assets

	Parent company				Consolidated

									Annual
			2008	2007			2008	2007	average rates

		Accumulated				Accumulated			of depreciation/
		depreciation/				depreciation/			Amortization
	Cost	amortization	Net	Net	Cost	amortization	Net	Net	(%)

Goodwill grounded
on future
profitability	3,183,271	(1,173,540)	2,009,731	1,318,199	3,188,849	(1,175,530)	2,013,319	2,442,163	(i)
Trademarks and
patents	185,540	(51,549)	133,991	36,869	199,846	(50,307)	149,539	36,896	10.0
Software and rights
of use	318,437	(89,217)	229,220	130,722	309,270	(93,421)	215,849	135,522	13.7

	3,687,248	(1,314,306)	2,372,942	1,485,790	3,697,965	(1,319,258)	2,378,707	2,614,581

(i) The goodwill founded on future profitability was amortized up to December 31, 2008, taking into account the maximum period of 10 years. As from 2009, this type of goodwill will no longer be systematically amortized, being subject to the annual impairment test, pursuant to the provisions of CPC 13.

Changes in intangible assets

		Parent
		company		Consolidated

	2008	2007	2008	2007

Balance at beginning of the year	1,485,790	129,125	2,614,581	129,125
Reclassification to comply with Law
11638/07 and MP 449/08 (i)		1,201,037		1,588,487
(-) Write-offs	(1,375)	(4,328)	(35,739)	(4,328)
(+) Transfers	37,334	62,709	207,009	58,991
(+) Acquisitions/mergerl (ii)	1,202,183	444,827	30,982	1,373,601
(-) Amortization	(350,990)	(347,580)	(438,126)	(531,295)

Balance at the end of the year	2,372,942	1,485,790	2,378,707	2,614,581

(i) Basically represents the goodwill from the expectation of future profitability transferred from deferred assets (R$ 1,017,073 – parent company and R$ 1,531,019 – consolidated) and from the investment in subsidiaries (R$ 126,500 – parent company).

(ii) Comprises goodwill merged from Copesul and IPQ amounting R$ 1,060,145.

15 Deferred Charges

	Parent company				Consolidated

									Annual
			2008	2007			2008	2007	average rates

		Accumulated				Accumulated			of
									depreciation/
	Cost	amortization	Net	Net	Cost	amortization	Net	Net	depletion (%)

Pre-operating expenses	337,800	(230,353)	107,447	61,645	337,184	(228,936)	108,248	110,607	10

	337,800	(230,353)	107,447	61,645	337,184	(228,936)	108,248	110,607

Changes in deferred charges

	Parent company			Consolidated

	2008	2007	2008	2007

Balance at beginning of the year	61,645	1,325,286	110,607	1,891,245
(-) Reclassification to comply with Law
11638/07 and MP 449/08		(1,074,541)		(1,588,487)
(-) Write-off of opening balance Law
11638/07 and MP 449/08		(158,880)		(158,880)
(+)Reversal of annual amortization of
written-off deferred		59,537		59,537
(-)Write-off of expenditures recorded during
the year		(34,816)		(34,816)
(+) Acquisitions	19,138	37,530	68,547	37,530
(-) Write-offs	(736)		(853)
(-) Transfers	(4,422)	(15,467)	(21,640)	(15,467)
(+) Corporate changes	74,530	13,994		60,157
(-) Amortizations	(42,708)	(90,998)	(48,413)	(140,212)

Balance at the end of the year	107,447	61,645	108,248	110,607

16 Financings

			Parent company

		Annual financial charges	2008	2007

Foreign currency

Eurobonds		Note 16(a)	3,023,099	1,401,196

Advances on	2008	US$ exchange variation + average interest of 6.61%	149,852
exchange contracts
	2007	US$ exchange variation + average interest of 5.45%		1,294

Export prepayments		Note 16(b)	4,000,282	276,938

Medium - Term Notes	2008	US$ exchange variation + interest of 11.75%	618,684	632,567

Raw material	2008	US$ exchange variation + interest of 4.08%	21,532
financing
	2007	US$ exchange variation + average interest of 6.76%		18,293
	2007	EUR exchange variation + average interest of 4.68%		1,671
	2007	YEN exchange variation + pre-fixed interest of 6.70%		383

BNDES	2008	Average interest of 7.90% + post-fixed restatement
		(UMBNDES)	33,208
	2008	US$ exchange variation + average interest of 6.55%	202,590
	2007	Average interest of 9.97% + post-fixed restatement		30,370
		(UMBNDES)

Working capital	2008	US$ exchange variation + average interest of 7.66%	905,216
	2007	US$ exchange variation + average interest of 7.94%		2,058,126
Project financing (NEXI)		YEN exchange variation + interest of 0.95% above	195,713	231,190
		TIBOR
Financial funding costs			(47,894)
Amortization of financial
funding costs			2,088
Local currency

Working capital	2008	Post-fixed restatement (92 to 119.09% of CDI)	363,630

FINAME	2008	Fixed interest of 4.50% + TJLP	1,645

BNDES	2008	Average fixed interest of 2.90% +TJLP	1,366,930
	2007	Average fixed interest of 3.78% +TJLP		301,057

BNB	2008	Fixed interest of 8.50%	248,297
	2007	Fixed interest of 9.78%		156,351

FINEP		TJLP	57,229	64,301

Total			11,142,101	5,173,737

Current liabilities			(2,114,301)	(425,346)

Noncurrent liabilities			9,027,800	4,748,391

			Consolidated

		Annual financial charges	2008	2007

Foreign currency
Eurobonds		Note 16(a)	3,023,099	1,401,196

Advances on exchange contracts	2008	US$ exchange variation + average interest of 6.61%	149,852
	2007	US$ exchange variation + average interest of 5.65%		28,251

Export prepayment		Note 16(b)	4,000,282	1,623,294

Medium - Term Notes		US$ exchange variation + interest of 11.75%	618,684	632,567

Raw material financing	2008	US$ exchange variation + interest of 4.08%	21,532
	2007/2006	YEN exchange variation + pre-fixed interest of 6.70%		383
	2007	US$ exchange variation + average interest of 6.76%		18,292
	2007	EUR exchange var. + average interest of 4.68%		1,671

Fixed assets financing	2007	US$ exchange var. + annual 1.60% annual LIBOR		37,874
	2007	US$ exchange var. + annual 0.35% 4-month LIBOR		1,701,848

BNDES	2008	Average interest of 7.90% + post-fixed restatement
		(UMBNDES)	33,624
	2007	Average interest of 9.70% + post-fixed restatement
		(UMBNDES)		44,831
	2008	US$ exchange variation + average interest of 6.55%	202,666

Working capital	2008	US$ exchange variation + average interest of 7.66%	905,216
	2007	US$ exchange variation + average interest of 7.83%		388,197
Project financing (NEXI)		YEN exchange variation + interest of 0.95% above TIBOR	195,713	231,190
Financial funding costs			(47,894)
Amortization of financial funding costs			2,088

Local currency
Working capital	2008	Post-fixed restatement (92 to 119.09% of CDI)	363,630
	2007	102 % of CDI		128,852

FINAME	2008	Average interest of 4.57% + TJLP	2,000
	2007	Average interest of 4.44% + TJLP		7,008

BNDES	2008	Average fixed interest of 2.90% +TJLP	1,376,704
	2007	Average fixed interest of 3.45% +TJLP		667,465

BNB	2008	Fixed interest of 8.54%	255,391
	2007	Fixed interest of 9.88%		165,854

FINEP	2008/2007	Post-fixed restatement (TJLP)	57,229	64,301

Vendor	2007	Average interest of 11.55%		327,224

Total			11,159,816	7,470,298

Current liabilities			(2,119,995)	(1,068,351)

Noncurrent liabilities			9,039,821	6,401,947

(i) UMBNDES = BNDES monetary unit.

(a) Eurobonds

In June 2008, subsidiary Braskem Finance concluded fundraising of US$ 500 million in Eurobonds, with a 7.25% p.a. coupon, maturing in 2018, priced at 99.127% of face value, with a return to the investor of 7.375% p.a. This amount was used to amortize an installment of the bridge loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group (Note 16(d)).

Composition of transactions:

				Parent company			Consolidated

	Issue
	amount
	US$		Interest	2008	2007	2008	2007
Issue date	thousand	Maturity	(% p.a.)

July 1997	250,000	Jun 2015	9.38	353,265	267,737	353,265	267,737
June 2005	150,000	no maturity date	9.75	351,960	266,764	351,960	266,764
Apr 2006	200,000	no maturity date	9.00	475,680	360,536	475,680	360,536
Sep 2006	275,000	Jan 2017	8.00	667,811	506,159	667,811	506,159
June 2008	500,000	Jun 2018	7.25	1,174,383		1,174,383

				3,023,099	1,401,196	3,023,099	1,401,196

(b) Export prepayments

On October 9, 2008, subsidiary Braskem Inc. concluded a 5-year export pre-payment transaction, in the amount of US$ 725 million, with Libor cost + 1.75% p.a., with a 3 year grace period. This transaction was intended for the extension of the bridge-loan taken out for the acquisition of the petrochemical assets of the Ipiranga Group and closing of capital of the merged company, Copesul (Note 16(d)). Subsequently, carried out a swap transaction that locked the Libor quotation for the period of the transaction at 3.85% p.a. Consequently, the export pre-payment transaction will have its Libor cost + 1.75% p.a. altered to 5.6% p.a.

Composition of transactions:

			Parent company		Consolidated

Initial transaction
amount	Term for
US$ thousands	liquidation	Charges (% p.a.)	2008	2007	2008	2007

6,25	June 2008	US$ exchange variation + interest 4.25				11,162
45	January 2008	US$ exchange variation + Libor + 1.55		7,326		7,326
10	May 2008	US$ exchange variation + interest 1.75				17,815
10	June 2009	US$ exchange variation + 3-month Libor + 1.88	11,713		11,715	17,786
10	June 2010	US$ exchange variation + 6-month Libor + 2.05	14,032		14,032	18.364
392	June 2008	US$ exchange variation + average interest 5.41				962
10	May 2009	US$ exchange variation + 6-month Libor + 0.70	23,464		23,464	17,848
20	Jan 2010	US$ exchange variation + 12-month Libor + 0.30	48,912		48,912	37,524
95	July 2013	US$ exchange variation + 6-month Libor + 1.00	114,202		114,202	173,077
75	July 2014	US$ exchange variation + 6-month Libor + 0.78	178,265		178,265	136,411
35	March 2014	US$ exchange variation + 6-month Libor + 1.60	82,691		82,691
330	Oct 2013	US$ exchange variation + 6-month Libor + 0.35
150	April 2014	US$ exchange variation + 6-month Libor + 0.77	354,588	269,612	354,588	269,612
315,525	Oct 2009	US$ exchange variation + 3-month Libor + 0.35	738,033		738,033	562,339
150	Oct 2014	US$ exchange variation + 3-month Libor + 1.50
150	Nov 2011	US$ exchange variation + 6-month Libor + 1.40	351,817		351,817	353,069
150	Feb 2009	US$ exchange variation + average interest 3.94	362,445		362,445
725	Oct 2013	US$ exchange variation + 6-month Libor + 1.75	1,720,120		1,720,120

			4,000,282	276,938	4,000,282	1,623,294

(c) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal has being paid in 11 installments as from March 2007, with final maturity in June 2012.

As described in (Note 23(f.3)), the Company entered into swap contracts in the total amount of this debt, in such a manner that the annual financial liability of the tranche drawn down in March of 2005 is 101.59% of the CDI, while the tranches drawn down in September 2005 will pay 104.29% and 103.98% of the CDI. The swap contracts were signed with a leading foreign bank and their maturities, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results (Note 24).

(d) Investment financing

In April 2007, negotiations were concluded on fundraising of up to US$ 1.2 billion, via a bridge loan, with the aim of financing the acquisition of the petrochemical assets of the Ipiranga Group and closing the capital of Copesul.

On December 31, 2007, the amount owed totaled R$ 1,701,841. Of this total, R$ 861,022 are shown in the parent company under the item “export prepayment”. On the consolidated balance sheet, the amount owed is shown in the item “fixed asset financings”.

In 2008, this bridge loan was liquidated using funds raised from the issuance of Eurobonds and the export prepayment transaction.

(e) Repayment schedule

Long-term loans mature as follows:

	Parent company			Consolidated

	2008	2007	2008	2007

2009		1,868,555		2,593,682
2010	646,337	181,674	639,184	378,680
2011	906,333	143,362	868,219	304,609
2012	1,333,654	57,698	1,258,640	329,059
2013 and thereafter	6,141,476	2,497,102	6,273,778	2,795,917

	9,027,800	4,748,391	9,039,821	6,401,947

(f) Guarantees

The Company has provided securities as stated below:

Parent company

		Guaranteed	Financing
	Maturity	total	amount	Guarantees

BNB	Jun 16	248,298	248,298	Mortgage (plants) / Pledge machinery and equipment
BNDES	Apr 15	1,602,728	1,602,728	Mortgage (plants, lands and real property), machinery and equipment
NEXI	Jun 12	195,713	195,713	Insurance policy
Working capital financings	Feb 10	1,268,846	1,268,846	Export credit note
FINEP	Mar 12	57,229	57,229	Bank surety
Prepayment	Oct 14	1,361,174	4,516,609	Promissory notes / Real Estate
				Guarantee, machinery and equipment
Other institutions	Feb 20	23,177	173,029	Promissory notes and Equipment financed

Total		4,757,165	8,062,452

(g) Capitalized interest

The Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the average weighted financial surcharge rate on the debt, including exchange and monetary variation to the balance of projects in progress.

The average surcharge rate used in the period was 35.72% p.a. (6.94% p.a. in 2007); including exchange variation and the amounts capitalized for the financial years are shown below:

	Expenses (income)

	Parent company			Consolidated

	2008	2007	2008	2007

Gross financial charges	2,938,491	534,521	3,013,031	669,303
(-) Financial charges capitalized in the year	(312,180)	(18,782)	(307,971)	(35,192)

Net financial charges	2,626,311	515,739	2,705,060	634,111

(h) Loan covenants

Certain loan agreements entered into by the Company establish limits for certain ratios involving the ability to incur debts and pay interest.

The first ratio imposes limits on the Company’s indebtedness on account of our ability to generate EBITDA. This is calculated by dividing the Company’s net debt by its EBITDA for the last twelve months. This ratio is calculated in Reais or dollars, depending on contract terms. If calculated in dollars, the closing PTAX is used for assessing the net debt and the average dollar for the last four quarters for calculating the EBITDA.

The second ratio to be found in the Company’s contracts is the division of the EBITDA by net interest, which represents the difference between interest paid and received. This ratio is verified on a quarterly basis and is only calculated in dollars.

Below is a summary of the outstanding transactions and their limiting factors:

Transaction	Indicator	Currency

Debentures 13th
and 14th	Net Debt / EBITDA(*) < 4.5	R$

Net Debt / EBITDA(**) < 4.5
Nexi financing		US$
EBITDA(**) / net interest > 1.5

Medium-Term
Notes	Net Debt / EBITDA (*) < 4.5	R$

Export	Net Debt / EBITDA (**) < 4.5
prepayments		US$
EBITDA(**) / net interest > 2.0

(*) EBITDA -operating result before financial results and equity interests, plus depreciation and amortization.
(**) EBITDA -operating result before financial results and equity interests, plus depreciation and amortization, dividends and equity interest received from non-consolidated companies.

The penalty for non-compliance with these is the possibility of accelerated debt maturity, except for the Debenture and Medium-term Notes transactions.

All commitments assumed are fulfilled.

(i) Transaction costs (funding for transactions)

In 2008, the Company incurred costs in structuring Eurobond transactions (Note 16(a)) and export prepayment transactions (Note 16(b)). The amounts, classified as debt reducers, and the respective changes in 2008 are shown as follows:

	Export prepayments	Eurobonds	Total

Incurred costs	31,301	16,593	47,894
(-) Amortizations in 2008	(1,258)	(830)	(2,088)

Balance to appropriate	30,043	15,763	45,806

The amount to be appropriated to the income is composed as follows:

	Export prepayments	Eurobonds	Total

2009	7,452	1,659	9,111
2010	7,448	1,659	9,107
2011	7,198	1,659	8,857
2012	5,462	1,659	7,121
2013	2,483	1,659	4,142
2014 and thereafter		7,468	7,468

	30,043	15,763	45,806

17 Debentures

					Parent company		Consolidated

	Unit			Remuneration
Issue	value	Maturity	Remuneration	payment	2008	2007	2008	2007

13th (i)	R$10	Jun 2010	104.1 % of CDI	Biannually as from
				Dec 2005	303,481	302,622	303,481	302,622

14th (i)	R$10	Sep 2011	103.5 % of CDI	Biannually as from
				Mar 2007	522,795	517,852	522,795	517,852

(ii)	R$1	June 2008	100.0 % of CDI	On maturity date				91,158

					826,276	820,474	826,276	911,632

(i) Public issuances of debentures non convertible into shares.
(ii) Issuance by the subsidiary IQ, liquidated in June 2008.

The change in debentures in 2008 and 2007 is as follows

		Parent company		Consolidated

	2008	2007	2008	2007

Balance at beginning of the year	820,474	2,107,356	911,632	2,139,877
Financial charges	99,468	184,512	99,468	192,303
Addition through acquisition of subsidiary				83,367
Write-off through demerger of subsidiary			(91,158)	(32,521)
Amortization	(93,666)	(1,471,394)	(93,666)	(1,471,394)

Balance at the end of the year	826,276	820,474	826,276	911,632

Current liabilities	(26,276)	(20,474)	(26,276)	(111,632)

Noncurrent liabilities	800,000	800,000	800,000	800,000

18 Taxes and Contributions Payable – Noncurrent Liabilities

		Parent company		Consolidated

		2008	2007	2008	2007

IPI credits offset
IPI – Tax credit on exports	(i)	731,098	687,826	731,098	687,826
IPI – zero rate	(ii)	330,307	309,358	330,307	309,358
IPI – property, plant and equipment,consumption
materials		44,893	42,529	44,893	42,529

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	50,585	46,594	60,846	50,581
Education contribution, SAT and INSS		40,086	38,565	41,226	38,577
PAES-Law 10684	(iv)	28,665	30,042	28,665	36,412
Others		60,144	19,995	58,311	59,160

(-) Liabilities with deposits in court		(64,110)	(69,799)	(64,110)	(78,627)

		1,221,668	1,105,110	1,231,236	1,145,816

The Company is disputing in court some changes in tax laws, and the updated sums have been provisioned for. No contingent assets are posted in this regard.

(i) IPI Tax Credit on Exports (Crédito-prêmio)

The Company – by itself and through absorbed companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues are at dispute, the STF is to make a final determination over this matter and its general implications. Also, the STF will eventually revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of success in these suits.

(ii) IPI – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to Polialden will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The sums posted by the Company as long-term liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the changes in the PIS and COFINS tax bases introduced by Law 9718 of 1998.

Despite the STF Full Bench finding in November 2005 about the lawfulness of the resulting increase in those tax bases, the Company the Company is still challenging the COFINS rate escalation from 2% to 3%, in a small number of cases. As for expansion of the tax base, the STF held on that same date that 9718 of 1998 was unconstitutional.

The amounts posted as long-term liabilities primarily refer to the lawsuits filed by the Company and by the absorbed companies to challenge the constitutionality of the COFINS tax rate escalation from 2% to 3% as per Law 9718 of 1998. Despite the STF Full Bench finding in November 2005 favorably to the lawfulness of said escalation, the STF itself is revisiting this matter in terms of the general implications from such unconstitutionality. The Company filed another lawsuit in late 2008, with a new approach in light of new arguments deriving from the current state of affairs.

(iv) Special Installment Program - PAES - Law 10684 of 2003

In July and August 2003, absorbed companies IPQ and Trikem qualified for more favorable payment conditions by adhering to the PAES program instituted by Federal Law 10684 of 2003.

IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCC’s) originated from acquisition and offsetting of third-party credits. For its part, Trikem opted for such scheme after filing for voluntary termination of the lawsuit challenging the COFINS tax rate escalation from 2% to 3% (instituted by Law 9718 of 1998).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified Trikem for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

The outstanding debt is R$ 36,700 as of December 31, 2008, being R$ 8,034 in current liabilities and R$ 28,655 in noncurrent liabilities (2007 – R$ 36,597, being R$ 6,555 in current liabilities and R$ 30,042 in noncurrent liabilities).

19 Income and Social Contribution Taxes

(a) Current income tax

	Parent company			Consolidated

	2008	2007	2008	2007

		Restatement		Restatement
Income before income tax and social contribution and minority
interest	(2,737,313)	606,718	(2,712,869)	1,208,745

Benefit (expense) of income tax and social contribution at the rate
of 34%	930,686	(206,284)	922,375	(410,974)

Income tax on equity in income of subsidiaries	49,486	36,186	80	(37)
Tax effects of non submission to Social Contribution on Net Income
(CSL) (Note 19(c))	(246,398)	54,541	(246,398)	54,541
Effects Law 11638/07 – Transition Tax Regime – RTT	14,069	55,900	14,069	55,649
Other permanent differences	(5,431)	(6,152)	27,532	13,969
Amortization of goodwill	26,269	15,906	24,855	4,363
Taxes challenged in court	(2,434)	15,060	(2,434)	15,060
Tax losses	(755,727)	8,232	(755,727)	20,999
Provisions and other temporary differences	(11,066)	26,640	(8,187)	25,384
Others	-	(116)	163	(3,007)

Income and social contribution tax expenses	(546)	(87)	(23,672)	(224,053)

As tax losses were incurred in 2008, the Company is entitled to no tax exemption/abatement benefits. In 2007, this benefit was R$ 49,494 (note 19(d)).

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company and its subsidiaries have the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:		Parent company		Consolidated

	2008	2007	2008	2007

		Restatement		Restatement
Tax loss carryforward	3,627,614	585,777	3,644,611	585,777
Amortized goodwill on investment in merged companies	668,623	603,419	668,622	603,419
Temporarily non-deductible expenses	406,059	423,624	419,391	625,988
Adequacy to Law 11638/07 and MP 449/08	91,341	91,341	91,341	91,341

Potential calculation basis of deferred income tax	4,793,637	1,704,161	4,823,965	1,906,525

Potential deferred income tax (25%)	1,198,409	426,040	1,205,991	476,631

Unrecorded portion of deferred income tax:
Tax losses	(502,024)		(502,024)

Deferred income tax – assets	696,385	426,040	703,967	476,631

Current assets	(56,018)	(59,560)	(59,555)	(85,815)

Noncurrent assets	640,367	366,480	644,412	390,816

Changes:

Opening balance for the year	426,040	380,662	476,631	393,165
Merged balance of subsidiaries	39,998	12,326	(15,370)	8,613
Ipiranga consolidated balance				102,341
Adequacy to Law 11638/07 and MP 449/08		22,834		22,834
Recording of deferred income tax on tax losses	258,437	(15,768)	256,159	(118,109)
Recording of deferred income tax on amortized
goodwill of merged companies:	54,755	85,757	54,755	85,757
Deferred income tax realized on amortized goodwill of
merged companies	(38,455)	(31,917)	(38,455)	(31,917)
Deferred income tax on temporary provisions	(44,390)	(27,854)	(29,753)	13,947

Final balance	696,385	426,040	703,967	476,631

Composition of calculated deferred income tax:		Parent company		Consolidated

	2008	2007	2008	2007

		Restatement		Restatement
Deferred income tax – liabilities on accelerated
depreciation under incentive:
Opening balance for the year	(7.503)	(7.935)	(62.817)	(14.802)
Adequacy to Law 11638/07 and MP 449/08	(2.509)	(157)	(2.509)
Merged balance of subsidiary	(552)		(5.587)
Realization (recording) of deferred income tax	589	589	49.520	(48.015)

Final balance for the year	(9.975)	(7.503)	(21.393)	(62.817)

Deferred income tax in statement of income	230.936	10.807	292.226	(98.337)

Deferred income tax assets arising from tax losses and temporary differences and adjustments following the Company’s option for the Transition Tax Regime (Provisional Measure 449/08, articles 15 to 22) are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by the Company's management.

(ii) Estimated period for realizing deferred income tax assets

The deferred income tax assets recorded are limited to the amounts whose set-off is supported by forecasts of taxable profits, discounted to their present value, realized by the Company in up to 10 years, also bearing in mind the limitation on offsetting tax losses by up to 305 of taxable profit, in addition to the fiscal benefits of tax exemption and reduction.

Considering the premises for prices, foreign exchange, interest rates, market growth and other relevant variables that determined its business plan, the Company prepared the plan for base date of December 31, 2008 in the expectation of generating future taxable results. These studies show that income tax credit on fiscal losses to be consumed in the fiscal years between 2009 and 2018 totals R$ 404,880.

Deferred income tax credit on fiscal losses is expected to be realized as follows:

Parent company and Consolidated

2009
2010
2011	8.026
2012	47.710
2013	50.299
2014 to 2016	179.455
2017 and 2018	119.390

404.880

The deferred income tax credits on temporary differences created from goodwill already amortized on the books, in the amount of R$ 167,156, from accounting provisions in the amount of R$ 101,515 and from adaptation to Law 11638/07 and MP 449/08, in the amount of R$ 22,834, are founded on making full use thereof on account of them having been realized from an accounting and fiscal standpoint.

Deferred income tax credit on goodwill is expected to be realized as follows:

Parent company and Consolidated

2009	45,267
2010	45,267
2011	37,038
2012	22,647
2013	13,074
2014 to 2016	3,074
2017 to 2018	789

167,156

The accounting records of the deferred income tax assets do not take into account the installment of goodwill, amortized on the books, on the investments in merged companies, which will be realized in a term exceeding 10 years and in the amount of R$ 2,612 (R$ 2,880 in 2007).

In regard to temporarily non-deductible expenses, the deferred income tax was constituted on tax expenses that are being questioned in the courts, as well as other operating expenses, for example, the provision for doubtful debtors.

Since the taxable base for income tax derives not only from profits that may be generated, but also from the existence of non-taxable revenues, non-deductible expenses, fiscal incentives and other variables, there is no immediate correlation between the Company’s net result and the income tax result. Therefore the expectation regarding the use of tax credits should not be taken as an indicator of the Company’s future results.

(iii) Deferred social contribution

The consolidated statements include the following installments of deferred social contribution arising from its subsidiaries IQ and Braskem Distribuidora (in 2007 = IQ, IPQ and Copesul):

		Balances
	2008	2007

Assets	10,051	4,636

Liabilities	2,156	16,999

Result: Revenues (expenses)	9,611	(4,952)

The deferred CSL asset balances are the result of negative bases and non-deductible provisions.

The balances of liabilities arise from unrealized foreign exchange variations and accelerated depreciation.

(c) Social Contribution on Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 835,420, net of fine.

(d) Tax incentives

(i) Income tax

Until 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari have the same right until base years 2011, 2012 and 2016. The PVC plant at Camaçari also has this right up to base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008.

The manufacture of caustic soda, chloride, ethylene dichloride and Caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

(ii) Value-Added Tax on Sales and Services - ICMS

The Company has ICMS incentives granted by the State of Alagoas through the State of Alagoas Integrated Development Program – PRODESIN. This incentive is designed to foster the installation and expansion of industrial facilities in that State, and is stated in income for the year, under “Other operating income”.

20 Long-term incentive

In September 2005, the Shareholders’ Meeting approved a benefits plan called “Long-term Incentives”, not based on Company’s shares, by means of which employees designated annually by Management may acquire securities issued by the Company and entitled “Investment unit”, “Alpha” unit. The purpose among others is to strengthen the convergence of interests in creating long-term value among Braskem’s employees and shareholders, foster the sense of ownership and encourage view and the commitment of the employees to long-term results.

The investment unit does not confer on the holder the condition of shareholder of Braskem, or any right or privilege inherent to that condition, especially the right to vote and other political rights.

Every year, the Board of Directors approves the eligible participants, the quantity of investment units to be issued, the Company’s counterparty percentage to the acquisition made by employees and the quantity of units offered per participant. Acceptance by the participant implies cash payment of the amount attributed to him, in addition to entering into a unit purchase agreement, with Braskem responsible for issuing the respective “Investment Units Certificate”.

The investment unit is issued in the 1st semester of each year, at its value is updated annually according to the average quotation of the Company’s Class “A” preferred shares at the end of the dealing period on the BOVESPA in the months of October and March. In addition to the variation in its nominal value, the Investment unit earns the equivalent of the dividend and/or equity interest distributed by Braskem.

There are three types of Investment units:

• the unit acquired by the participant, known as “Alpha”;
• the unit received by the participant by way of the Braskem counterparty, known as “Beta”; and
• the unit received by the participant by way of income, known as “Gama”.

The Investment unit (and its corresponding certificate) are issued on a very personal basis and may only be sold to Braskem by means of redemption on the following conditions:

• from year 5 following the 1st acquisition, the acquiring party may redeem up to 20% of the accrued balance of their investment units; and
• from year 6, redemption is limited to 10 % of the accrued balance.

The composition and value of the units on December 31, 2008 are as follows:

	Quantity	Amount

Investment units
Issued (Alpha units)	707,661	9,512
Bonus awarded (Beta units)	705,361	941

Total	1,413,022	10,453

21 Shareholders' Equity

(a) Capital

On December 31, 2008 subscribed and paid in capital is R$ 5,375,802 (R$ 4,640,947 on December 31, 2007), represented by 507,540,997 shares with no nominal value (2007 – 449,432,611), of which 190,462,446 common shares (2007 – 149,810,870), 316,484,733 Class “A” preferred shares (2007 – 298,818,675) and 593,818 Class “B” preferred shares (2007 – 803,066).

At the Extraordinary Shareholders’ Meeting held on May 30, 2008, a capital increase was approved on account of the merger of Grust shares (Note 1(c.7)), by issuing 46,903,320 common shares and 43,144,662 Class “A” preferred shares, with the capital going from R$ 4,640,947 to R$ 5,361,656.

On September 30, 2008, as a result of the merger of IPQ (Note 1 (b.12)), the Company’s capital was increased by R$ 14,146 to R$ 5,375,802, through the issue of 1,506,061 Class “A” preferred shares.

The Company’s authorized capital is 488,000,000 shares, of which, 175,680,000 common shares, 307,440,000 Class “A” preferred shares and 4,880,000 Class “B” preferred shares.

(b) Rights attaching to Shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority voting stock at general meetings. Class “B” preferred shares may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds).

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

The shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at year end, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the year end net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 16), the payment of dividends or interest on equity is capped at two fold the minimum dividends set out in the Company’s by laws.

(c) Tax incentives reserve

Prior to the adoption of Law 11638/07 and MP 449/08, tax incentives on income tax (Note 19 (d)) were classified as capital reserves without transiting through the income account. Beginning January 1st, 2007, this tax incentive was posted to the income for the year account, being intended for the profit reserves account following a management proposal ratified by the shareholders’ meeting.
Regardless of the change determined by Law 11638/07 and MP 449/08, this incentive may only be used for increasing the capital or absorbing losses.

(d) Treasury shares

• With the merger of Politeno, on April 2, 2007, (Note 1(c)), reciprocal shareholding between the companies was canceled. The 2,186,133 class “A” preferred shares of the Company that belonged to Politeno were merged into the treasury shares.

• On February 19, 2008, a new share repurchase program was approved with a 12-month term and investment of approximately R$ 252,000 for the repurchase of up to 19,862,411 class “A” preferred shares. Under such program, up until December 22, 2008, 10,099,500 class “A” preferred shares were acquired at an average cost of R$ 10.63 per share. The minimum and maximum amounts of these acquisitions were R$ 6.03 and R$ 13.85 per share.

• On April 28, 2008, the dissidence of shareholders owning 2,108,823 common and 209,048 Class “B” preferred shares in the Company was communicated to the market, concerning the ratification of the transaction to acquire the control of the petrochemical assets of the Ipiranga Group. These shares were redeemed on March 11, 2008, for their book value as of December 31, 2007, of R$ 13.50 per share, for a total of R$ 31,292.

• On May 30, 2008, the shareholders of Braskem Participações approved a capital reduction and transfer to the Company of 580,331 common and 290,165 Class “A” preferred shares issued by the Company, in the amount of R$ 13,110.

• On July 2, 2008, the dissidence of shareholders owning 3,562,590 common and 200 Class “B” preferred shares in the Company was communicated to the market, concerning the merger of the shares of Grust Holdings S/A. These shares were redeemed at their book value pursuant to the balance sheet as of December 31, 2007, corresponding to R$ 13.50 per share, for a total of R$ 48,098.

• On March 6, 2008, the cancellation of 16,595,000 Class “A” preferred shares of the Company was approved. These shares were maintained in treasury, on December 31, 2007, for the amount of R$ 244,456.

• On December 22, 2008, cancellation was approved of 16,850,657 shares, of which 6,251,744 common shares, 10,389,665 Class “A” preferred shares and 209,248 Class “B” preferred shares of the Company, booked at the amount of R$ 199,904. Such cancellation, in addition to the cancellation approved on March 6, totals R$ 444,360 and was written-off from the account of profit reserves for expansion.

(e) Profit for expansion reserves

Refers to the retention of the accumulated profits balance, so as to meet the expansion projects established in the business plan, as contemplated in the capital budget proposed by the Company’s management and submitted for approval by the Shareholders’ Meeting, with due regard for the provisions of article 196 of the Brazilian Corporations Law (LSA). The balance of this reserve on December 31, 2207 was R$ 890,192. In 2008, the Company used the balance of this reserve to absorb the cancellation of the treasury shares and part of the loss in the amount of R$ 444,360 and R$ 445,832, respectively.

(f) Appropriation of net income

According to the Company’s by laws, net income for the year, adjusted on the terms of Law 6404/76, is appropriated as follows: (i) 5% for constituting the legal reserve, not to exceed 20% of the capital; (ii) 25% for payment of mandatory dividends, not accumulative, with due regard for the legal and statutory advantages of the preferred shares. When the amount of the priority dividend paid to the preferred shares equals or exceeds 25% of the net result for the year, calculated as per article 202 of the Brazilian Corporation Law, this characterizes full payment of the mandatory dividend. Where there are leftovers of the mandatory dividend following payment of the priority dividend, this will be applied: (i) in payment to the common shares of a dividend up to the limit of the priority dividend of the preferred shares; (ii) if a balance still remains, in the distribution of an additional dividend to the common and the Class “A” preferred shares on equal conditions, in such a manner that each common or preferred share of that class receives the same dividend. On account of the loss suffered in this fiscal year, the Company is not distributing any amount by way of dividends or equity interest.

The dividends proposed by the management in the 2007 fiscal year, and approved at the shareholders’ meeting were the following:

2007

Net income for the year adopting Law 11638/07 and MP 449/08	617,438
Exclusion of adjustments of first adoption of Law 11638/07 and MP 449/08 (Note 3.1(b))	(74,218)

Net income for the year without the adjustments of Law 11638/07 and MP 449/08	543,220

Installment intended for legal reserve	(27,161)

Net income adjusted for the calculation of dividend	516,059

Profit sharing:

Proposed dividends
Common shares (R$ 0.644 per share)	96,198
Class A preferred shares – (R$ 0.644)	181,741
Class B preferred shares – (R$ 0.644)	518

Total dividends	278,457

Amount intended for the profits reserve for expansion	237,603

Minimum compulsory dividend – 25%	129,016

The amount intended for profit reserves for expansion in 2007 was linked to the capital budget contained in the Business Plan approved by the Board of Directors on December 19, 2007, and was ratified by the Shareholders’ Meeting held on March 26, 2008.

The book loss for the year 2008 was partially absorbed by making full use of the profit reserves.

(g) Equity valuation adjustment

This item, created by Law 11638/07, aims to record amounts which, as they already belong to the shareholders' equity, have not yet transited the result for the year but will do so in the future. On December 31, 2008, the Company held the following amounts in this account:

2008

Variation of market value of financial instruments:
Financial assets classified as available for sale net from income tax (Note 5)	7,998
Hedge transactions in subsidiary (Note 23(f.3)(iv))	(110,098)

Total	(102,100)

22 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQU¥MICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQU¥MICA filed a plea known as embargos de divergência, which was cognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 347,176 (updated by the SELIC rate) as of December 31, 2008.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(d) Other court disputes involving the Company and its subsidiaries

The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 28,609 as of December 31, 2008 (Dez/2007 – R$ 27,507). Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

As of June 30, 2008, the Company and its subsidiaries figured as defendant in 1,282 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 223,282. According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provisioned for R$ 18,382 (Dez 2007 – R$ 25,005).

Further, in 1999, the Federal Revenue Office (SRF) served notice on merged company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a controlled entity abroad. The updated dispute comes to R$ 21,308. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of Copesul, the likelihood of a favorable outcome for this case is reasonably possible.

23 Financial Instruments

The currencies shown in the derivatives are designated by the codes according to the ISO 4217 standard and are shown below:

Code	Currency	Country

BRL	Real	Brazil
EUR	Euro	Euro zone
JPY	Yen	Japan
USD	U.S. dollar	United States of America

Non-derivative financial instruments

On December 31, 2008 and 2007, the Company held non-derivative financial instruments, according to the definition given by CPC 14. These financial instruments comprised part of the Company’s short-term investments and certain items of its paper debt.

	Book Value
	(assets and (liabilities)			Fair value

Identification	2008	2007	Status	2008	2007

1. Exchange contract’s advance	(149,852)	(28,251)	Passive	(149,852)	(28,251)
2, Working capital\ Structured Transactions	(905,216)	(388,197)	Passive	(905,216)	(388,197)
3. BNDES	(236,290)	(44,831)	Passive	(236,290)	(44,831)
4. Eurobonds	(3,023,099)	(1,401,196)	Passive	(2,440,389)	(1,496,315)
5. Raw material financing	(21,532)	(20,346)	Passive	(21,532)	(20,346)
6. Investment funds in foreign currency	107,279		Active	107,279
7. Medium-Term Notes	(618,684)	(632,567)	Passive	(643,028)	(745,143)
8. Export prepayments	(4,000,282)	(1,623,294)	Passive	(4,000,282)	(1,623,294)
9. Project financing (NEXI)	(195,713)	(231,190)	Passive	(195,713)	(231,190)
10. Time Deposits	522,212	190,995	Active	522,212	190,995
11 Treasuries	331,452		Active	331,452
12. Debentures	(826,276)	(911,632)	Passive	(803,360)	(910,039)
13. Exclusive investment fund	1,714,355	258,768	Active	1,714,355	258,768
14. Fixed-Income investments	102,895	296,250	Active	102,895	296,250

Detailed information about these financial instruments can be found in the explanatory notes to “Cash and Cash Equivalents” (Note 4), Securities (Note 5) and “Financings” (Note 16) and "Debentures" (Note 17).

Risks and derivative financial instruments

(a) Risk Management:

The Company is exposed to market risk arising from variations in commodity prices, foreign exchange rates and interest rates, and to credit risk arising from the possibility of default by its counterparties in financial investments, accounts receivable and derivatives.

The Company adopts procedures for managing market and credit risks, in line with a Financial Management Policy and a Risk Management Policy. The aim of risk management is to protect the Company’s cash flow and reduce the threats to financing its operating working capital and investment programs.

(b) Exposure to foreign exchange risks

The Company has commercial transactions denominate in or indexed to foreign currencies. The prices of the Company’s inputs and products are denominated in or strongly influenced by international commodity quotations, which are usually denominated in U.S. dollars. Furthermore, the Company has used long-term fundraising in foreign currencies, which leads to exposure to the variation in the foreign exchange rates between the Real and the foreign currencies. The Company manages its foreign currencies exposure using a combination of foreign currency debt, foreign currency investments and derivatives. The Company’s foreign exchange risk management policy contemplates maximum and minimum cover limits which must be obeyed, and which are continually monitored.

(c) Exposure to interest rate risks

The Company is exposed to the risk that variations in floating interest rates lead to an increase in financial expenses with future interest payments. The floating-rate foreign currency debt is subject mainly to fluctuations in LIBOR. Domestic currency debt is subject mainly to the variation of the Long-Term Interest Rate (TJLP), pre-fixed rates in Reais and daily variation of the CDI rate.

(d) Exposure to commodities risks

The Company is exposed to variation in the prices of different petrochemical commodities, especially its main raw material, naphtha. The Company seeks to pass on the price oscillations of this raw material cause by fluctuations in international prices. However, part of its sales may be undertaken using fixed-price contracts or within a maximum and/or minimum floating range. These contracts may be commercial agreements or derivative contracts associated to forward sales. On December 31, 2008, the Company had no outstanding contracts of this nature.

(e) Exposure to credit risks

The operations that subject the Company and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivables, exposing the Company to the risk of the financial institution or client involved. In order to manage this risk, the Company keeps its bank accounts and financial investments with large financial institutions, weighting the concentrations in line with the institutions’ ratings and the prices observed in the Credit Default Swaps (CDS) market, as well as entering into netting agreements that minimize the overall credit risk arising from the various financial transactions carried out among the parties.

In regard to customer credit risk, the Company protects itself by making detailed analyses before granting credit and by obtaining real and pro forma guarantees, when deemed necessary.

Counterparty limits and credit quality are reviewed on a daily basis, taking into account their ratings and the prices reigning on the Credit Default Swap (“CDS”) market.

(f) Derivative financial instruments

The Company uses derivative financial instruments for the following purposes:

f.1) Hedge: Hedge activities are executed in line with the Company’s policies. The financial management policy includes a continuous short-term hedge program for the foreign exchange risk arising from its transactions and financial items. Other market risks are covered as they are introduced to each transaction. In general, the Company judges the need for hedge while analyzing prospective transactions and seeks to undertake made-to-measure hedge for the transactions under consideration, in addition to preserving the hedge for the entire time frame of the transaction being covered.

The Company may elect to designate derivatives as hedge for applying Hedge Accounting pursuant to CPC 14. Designation of the hedge is not mandatory. The Company will usually elect to designate derivatives as a hedge when it is expected that the application of Hedge Accounting will afford a relevant improvement in demonstrating the off-set effect of the derivatives on the variations of the items being hedged.

On December 31, 2008, the Company held financial derivatives contracts on a total nominal amount of R$ 1,973,982 (R$ 1,978,481 on December 31, 2007), of which R$ 1,694,325 related to hedge transactions designated as such and R$ 279,657 for other hedge transactions (see (f).i.a and (f).i.b below). There were no derivatives that were used for other purposes.

f.2) Modifying the return on other instruments: The Company may use and has used derivatives to modify the return on investments or the interest rate or the correction index of financial liabilities, in line with its judgment regarding the most appropriate conditions for the Company. When the modified return risk using derivatives is substantially lower for the Company, the transaction is considered hedged. When the Company uses derivatives to modify the returns on investments, it seeks to match the obligations it will have by virtue of the derivative with the rights represented by the investments. When it uses derivatives to modify the interest rate or correction index on liabilities, it seeks to match the rights it will have by virtue of the derivative with the obligations represented by the liabilities. These transactions involving modification of investment returns, interest rates or correction indices on financial commitments are undertaken for an amount not exceeding that of the underlying investment or commitment. The Company does not leverage its positions using derivatives. On December 31, 2008, the Company had no transactions with that purpose.

f.3) Monetization of certain risks: The Company may use derivatives to monetize certain risks it considers acceptable on account of its exporting profile. By monetizing a risk, Braskem receives financial income in exchange for compensating the counterparty should a specific event occur. On December 31, 2008, the Company had no transactions with that purpose.

All derivative financial instruments held on December 31, 2008 were entered into on the OTC market with large financial counterparties and supported by global derivatives agreements in Brazil or abroad.

The derivative financial instruments are shown on the balance sheet at their fair value, in the asset or liability account, should the fair value represent a positive or negative balance for the Company, respectively. The derivative financial instruments are mandatorily classified as “trading instruments”. The periodic variances in the fair value of the derivatives are recognized as financial revenue or expense in the same period in which they occur, except when the derivative is designated and qualifies for cash flow hedge accounting in the period in question.

The fair value of the derivatives is obtained:

a) from public sources in the case of exchange-traded derivatives;
b) using discounted cash flow models when the derivative is a forward purchase or sale or a swap contract.
c) using option contract evaluation models, such as the Black-Scholes model, when the derivative contains option features.

The evaluation premises (model “inputs”) are obtained from sources that reflect more current observable market prices, particularly interest rate curves and forward currency prices disclosed on the Mercantile and Futures Exchange, spot foreign exchange rates disclosed by the Brazilian Central Bank, and international interest rate curves disclosed by well-know quotation services like Bloomberg or Reuters.

On December 31 of 2008, the Company had no derivatives that required non-observable premises for calculating their fair value.

The table below shows all transactions using derivative financial instruments existing on December 31, 2008, or which produced financial effects during the 2008 fiscal year. The “Receipts (payments)” column shows the amounts received or paid for the settlements undertaken during 2008, while the “income (expense)” column shows the effect recognized in financial income or expense associated with the settlements and the variance in the fair value of the derivatives during the 2008 fiscal year.

						Fair value

	Nominal			Receivables	Revenues
Identification	value	Maturity	Purpose	(payments)	(expense)	2008	2007

Yen-CDI swap	BRL		Exchange hedge of	BRL	BRL	BRL	BRL
(see i.a)	279,655	Jun/2012	NEXI financing	(32,534)	49,741	5,562	(76,713)
Interest rate	USD		Interest rate hedge
swap (Libor-	725,000		(designated for			BRL
fixed) (see i.b)	th.	Oct/2013	hedge accounting)		BRL 654	(109,444)
USD-BRL	BRL
exchange swap	255,805				BRL
(see ii.a)		Nov/08	Exchange hedge	BRL 62,869	62,869
EUR-USD	BRL
currencies	503,102		Exchange and		BRL		BRL
swap (see ii.b)		Nov/08	interest rate hedge	BRL (21,261)	18,628		(39,889)
Credit default	USD
swap (see ii.c)	100,000						USD 60
	th.	Dec/08	Change of return	USD 360	USD 300		th.
Total Return	USD
Swap (see ii.d)	450.000				USD		USD
	th.	Aug/08	Change of return	USD 6,397	(13,173)		19,570
							th.
Convertibility	USD
swap (see ii.e)	150,000						USD
	th.	Jul/08	Monetization	USD 488	USD 366		122 th.

i) Transactions existing on December 31, 2008

On December 31, 2008, the Company and its subsidiaries held the following derivative financial instruments:

i.a) Project financing (NEXI) - linked swaps

On December 31, 2008, the Company held four currency swap contracts with a total nominal amount of R$ 279,657, contracted for hedging yen-denominated financings with floating interest rates, maturing in March and June of 2012. The purpose of these swaps is to offset the fluctuation risk in the Yen-Real foreign exchange rate arising from the financings, and to offset the risk of variation in future expenses with interest payments. The term, amount, settlement dates and yen interest rates of the swaps are matched to the terms of the financing. The Company intends to hold these swaps until the financing is liquidated.

The characteristics of each swap transaction are listed below:

				Fair value

Identification	National value, BRL	Interest rate	Maturity	2008	2007

Swap NEXI I	28,987	104.29% of CDI	Jun-12	2,192	(6,634)
Swap NEXI II	136,495	101.85% of CDI	Mar-12	(6,587)	(45,462)
Swap NEXI III	91,851	103.98% of CDI	Jun-12	7,637	(20,121)
Swap NEXI IV	22,322	103.98% of CDI	Jun-12	2,320	(4,496)

These contracts may require Braskem to make guarantee deposits under certain conditions. On December 31, 2008, Braskem had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with ‘A’ credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The Company elected not to designate these swaps as hedges for applying hedge accounting, since the main risk protected, foreign exchange rate variation, is satisfactorily represented by the simultaneous results of foreign exchange variation of the financing and variation in the fair value of the derivative. As a result, the periodic variation in the fair value of the swaps is recorded as financial income or expense in the same period in which they occur. In 2008, the Company recognized financial income of R$ 49,741 referring to variation in the fair value of these swaps between December 31, 2007 and December 31, 2008.

i.b) Export prepayment-linked interest rate swaps

The subsidiary Braskem Inc. held, on December 31, 2008, nine interest rate swap contracts with a total nominal value of USD 725,000,000, which it had entered into for export prepayment debt contracted in US dollars and at (Libor-based) floating interest rates in October 2008, maturing in October 2013. In these swaps, the subsidiary Braskem Inc. receives floating rates (Libor) and pays fixed rates periodically in a manner that matches the prepayment debt cash flow. Of these swaps is to offset the variation in future financial debt expenses caused by Libor rate fluctuation. The term, amount, settlement dates and floating interest rates match the terms of the debt. The Company and its subsidiary intend to hold these swaps until the financing is liquidated.

These swaps were designated as “cash flow hedging” for the fluctuating Libor risk on specified debt, for the purposes of hedge accounting. The actual periodic variations in the fair value of the derivatives designated as “cash flow hedging” that are highly effective in offsetting cash flow variations in the hedged item are recognized in the shareholders' equity under “Adjustments in Equity Evaluation” up to the date on which the respective variation of the hedged object impacts the result. The impacts of Libor on the hedged object are expected to impact the subsidiary’s results in each debt interest appropriation period, beginning on the disbursement date and going out to its maturity date.

The Company and its subsidiary test the effectiveness of these hedges on the closing date of each reporting period using the accrued monetary offset method. Under this method, the hedge is considered effective if the cash flow variation of the derivatives is between 80% and 125% of the variation of the hedged item caused by the risk being covered. The effectiveness test on December 31, 2008 showed that the derivatives were highly effective in offsetting the variations in the hedged item caused by Libor fluctuations during the period from when the derivatives were contracted until the end of the reporting period, and that all other conditions that qualify these instruments for hedge accounting were met. As a result, the effect portion of the variation in the fair value of the derivatives, in the amount of (R$ 109,444), was recorded as the Adjustment in Equity Evaluation. The subsidiary also reclassified from the Adjustment in Equity Evaluation to financial income R$ 654 referring to the portion of the offset effect of the derivatives on the hedged item, for accrual in 2008.

The characteristics of the swap transactions are listed below:

Identification	National value, USD	Interest rate	Maturity	Fair Value
				2008

Swap EPP I	100,000	3.9100	Oct/13	(15,657)
Swap EPP II	100,000	3.9100	Oct/13	(15,657)
Swap EPP III	100,000	3.9525	Oct/13	(16,046)
Swap EPP IV	25,000	3.8800	Oct/13	(3,845)
Swap EPP V	50,000	3.5675	Oct/13	(6,259)
Swap EPP VI	100,000	3.8800	Oct/13	(15,382)
Swap EPP VII	50,000	3.5800	Oct/13	(6,316)
Swap EPP VIII	100,000	3.8225	Oct/13	(14,855)
Swap EPP IX	100,000	3.8850	Oct/13	(15,427)
				109,444

The “Interest Rate” column contains a fixed contract fee which the Company pays in exchange for receiving Libor.

These contracts may require the subsidiary Braskem Inc. to make guarantee deposits under certain conditions. On December 31, 2008, Braskem Inc. had no guarantee deposits outstanding in regard to these derivatives. The counterparties in these transactions are prime banks with “A” credit ratings or better from the agencies Moody’s, Standard & Poor’s or Fitch, which is coherent with the discount rates used to reflect the counterparty credit risk.

The risk value of the derivatives held by the Company on December 31, 2008, defined as the greatest loss that may result, in one month, in 95% of the cases, in normal market conditions, was estimated by the Company in R$ 46,622 for the swaps EPP and R$ 20,773 for the swaps NEXI.

ii) Transactions closed in 2008

ii.a) Export prepayment-linked exchange rate swaps

Up to November of 2008, the Company held currency swaps with a nominal total value of R$ 255,805 for the purpose of offsetting the effects of foreign exchange variation on the export prepayment debt in the amount of USD 150,000,000. In these swaps the Company receives exchange variation at US dollar plus 3.94% per annum and pays 98.29% of the CDI. The terms of the foreign exchange profitability match those of the debt covered. These swaps were liquidated in November 2008 for an amount of R$ 62,869 received by Braskem.

ii.b) Austrian Republic Notes profitability swap

The Company held in 2008 currency swaps in a total nominal amount of R$ 503,102, with the aim of modifying the indexer of the Austrian Republic Notes from fixed-rate Euros to floating rate US dollars (Libor plus spread).

The nominal value, rates and maturity dates of the swap obligations were identical to those of the Austrian Republic Notes in portfolio. The swaps were contracted on the over-the-counter market, with guarantees required by one of the counterparties in the event the fair amount exceeded USD 6,000,000 against Braskem on the verification date, by way of a Bank Certificate of Deposit (“CDB”) of the same counterparty. In April 2008, the Company liquidated part of the swap by disbursing R$ 30,151 and in November 2008 liquidated the remainder, receiving R$ 8,890.

ii.c) Credit Default Swaps linked to Braskem’s credit as part of the financial guarantees

The Company held Credit Default Swap transactions with ABN AMRO NV involving USD 100,000,000 and linked to the Braskem credit maturing in 2015, in which the subsidiary Braskem Inc. participated as seller of protection or guarantor of the Braskem credit by means of a deposit with NIB Capital Bank. This derivative was contracted as part of a transaction in which the subsidiary Braskem Inc. sold to ABN AMRO NV a corresponding amount of bonds issued by Braskem which it held in portfolio. These transactions were liquidated in December 2008 for an amount of USD 360,000 received by the subsidiary Braskem Inc.

ii.d) Funds portfolio Total Return Swap

The subsidiary Braskem Inc. held Total Return Swaps linked to a funds portfolio, in the amount of USD 450,000,000, with the aim of modifying the return on its foreign currency investments while optimizing its financial income. In these contracts, Braskem Inc. paid a fixed interest rate and received the total return equal to the interest and dividend payments plus the variation in the value of the funds portfolio. The derivative enabled the subsidiary to select and change the composition of the referenced funds, having as its advisor the Royal Bank of Canada AAM. This transaction was liquidated in August 2008 for an amount of USD 6,397 thousand corresponding to R$ 12,786 received by the subsidiary Braskem Inc.

ii.e) Currency convertibility swap

The subsidiary Braskem Inc. had swap transactions with a currency convertibility clause, in the nominal amount of USD 150,000 thousand and a term of 1 year, with the aim of monetizing the interest rate differential between the Brazilian currency and Libor rates. In case of a currency convertibility event, the swap would permit substituting settlement for the net amount, with gross settlement of both debit and receiver balances, whereby the outstanding balance of Braskem Inc. is payable abroad and the creditor balance receivable in Brazil. This transaction was undertaken taking into account the exporting nature of the subsidiary Braskem Inc.

This transaction was liquidated in July 2008 for an amount of USD 488 thousand corresponding to R$ 770 received by the subsidiary Braskem Inc.

iii) Exposure by counterparty

Outstanding exposure of Braskem and its subsidiaries to the risk of default by counterparties in derivative financial instruments is listed in the table below, taking into account the market values of the derivatives plus the guarantees:

Counterparty	Principal	Exposure
		2008

Banco Real	18,447	2,192
Citibank	306,254	(5,423)
JPMorgan	86,861	(6,587)
Calyon	408,975	(26,150)
BBVA	467,400	(31,313)
Santander	584,250	(36,598)

(iv) Components of the equity valuation adjustments due to hedge transactions

The Company has designated certain derivatives as “cash flow hedge”, which created final balances of Equity Valuation Adjustments (AAP). The summary of changes to equity evaluation adjustments is given below:

Item	AAP balance in Dec/07	Reclassifications for expense (revenues) in 2008 by achievement of competence	Activities of hedges’ actual installment	Activities arising from effectiveness’ recovery	AAP balance in Dec/08

Swaps EPP		(654)	(109,444)		(110,098)

The components of the highly effective offset and the ineffective portion of the variation in the fair value of the derivatives, as well as the reclassification of the amounts referring to the hedges having achieved their competence in the period were recognized as follows:

	1. Fair value

Item	Dec-08	Dec-07	2. Receivables (payments)	3. Gain (Loss) in the period, of:	3.a. Recognized in revenues (expense)	3.b Recognized in AAP

Swaps				(109,444)	654	(110,098)
EPP	(109,444)

(g) Sensitivity analysis

The financial instruments, including derivatives, may suffer variations in their fair value arising from the fluctuation of commodity prices, foreign exchange rates, interest rates, shares and shares indices, price indices and other variables. The sensitivity evaluation of derivative and non-derivative financial instruments to these variables is shown below.

i) Risk selection

The Company selected the three market risks that may most affect the value of the financial instruments it holds, such as: a) the US dollar-real foreign exchange rate; b) the Yen-Real foreign exchange rate; c) Libor floating interest rate.

For the purposes of the sensitivity analysis to risk, the Company shows currency exposures as if they were independent, that is, without reflecting in the exposure to one foreign exchange rate the risk of variation in other foreign exchange risks that might be indirectly influenced by it.

ii) Scenario selection

Pursuant to CVM instruction 475/08, the Company includes three scenarios in the sensitivity analysis, of which one is probable and two which might represent adverse effects for the Company. In preparing the adverse scenarios, the Company considered only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions. It did not take into account the global impact on the Company’s operations, such as that involving revaluing of stocks and future income and expenses. Since the Company manages its exchange exposure on a net basis, adverse effects verified when the US dollar rises against the Real can be offset by the opposite effects on the operating results of Braskem.

The probable scenario considered was the one published by the FOCUS study disclosed by the Central Bank of Brazil on December 26, 2008. In the case of the interest rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the CDI. In the case of the foreign exchange rate variables not included in the FOCUS study, the probable scenario taken into account was the percentage variation of the US dollar against the Brazilian Real.

The possible adverse and extreme scenarios for the US dollar-Real foreign exchange rate were considered, respectively, a rise of 25% and 50% in the quotation of the dollar in relation to the dollar at the close of 2008.
The possible adverse and extreme scenarios for the Yen-Real foreign exchange rate were considered, respectively, a rise of 25% and 50% in the quotation of the yen in Reais in relation to the yen at the close of 2008.

The possible adverse and extreme scenarios for the Libor interest rate Libor were considered, respectively, a drop of 25% and 50% in the Libor quotation in relation to its final level in 2008.

The sensitivity amounts in the tables below are the variations in the value of the financial instruments in each scenario, with the exception of table (v), which shows the variations in future cash flows.

iii) Sensitivity to the US Dollar-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the US Dollar–Real foreign exchange rate is shown in the table below.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

Exchange contract’s advance	5,256	(35,299)	(70,597)
Advances on bills of exchange delivered	322	(2,164)	(4,329)
BNDES	7,545	(50,667)	(101,333)
Eurobonds	30,811	(206,910)	(1,503,664)
Raw material financing	802	(5,383)	(10,766)
Investment Funds in foreign currency	(3,994)	26,820	53,640
Medium-Term Notes	23,032	(154,671)	(309,342)
Export prepayments	84,884	(570,041)	(1,140,081)
“Time Deposits”	(19,440)	130,553	261,106
Treasuries	(12,339)	82,863	165,726
Pre-payment debt of exports, plus hedge, as follows:	68,109	(457,391)	(914,782)
Pre-payment debt	64,035	(430,030)	(860,060)
Swap EPP (see (f3).i.b)	4,074	(27,361)	(54,722)

iv) Sensitivity to the Yen-Real foreign exchange rate

The sensitivity of each financial instrument, including derivatives and the items they cover, to variation in the Yen-Real foreign exchange rate is shown in the table below.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

Financing for projects (NEXI), plus hedge, as follows:	295	(1,981)	(3,961)
Debt (NEXI)	7,286	(48,928)	(97,856)
Swaps (NEXI) (see (f3).i.a)	(6,991)	46,947	93,895

Sensitivity of future cash flows to floating Libor interest rates

The sensitivity of future interest income and expenses of each financial instrument, including the effect of derivatives and the items they cover is shown in the table below. The figures represent the impact on financial income (expenses) taking into account the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)

Exchange contract’s advance	364	(1,863)	(3,691)
Working capital\ Structured Transactions	4,665	(23,367)	(45,559)
Raw material financing	32	(166)	(330)
Export prepayments	2,766	(14,189)	(28,202)
Pre-payment debt of exports, plus hedge, as follows:
Pre-payment debt	3,564	(18,183)	(35,981)
Swap EPP (see (f3).i.b)	(3,564)	18,183	35,981

24 Financial result

		Parent company		Consolidated

	2008	2007	2008	2007

Financial income
Interest revenues	211,512	189,679	139,746	134,727
Monetary variations	26,088	41,663	30,758	36,906
Exchange variations	379,101	(805,865)	466,294	(825,634)

Others	72,533	30,851	81,788	65,209

	689,234	(543,672)	718,586	(588,792)

Financial expenses
Interest expenses	(462,457)	(237,252)	(560,099)	(470,266)
Monetary variations	(228,299)	(221,348)	(214,869)	(213,198)
Exchange variations	(2,990,885)	1,383,020	(3,212,598)	1,546,720

Tax liabilities - SELIC	(89,713)	(107,625)	(90,634)	(114,428)
Tax expenses	(52,105)	(169,537)	(65,300)	(274,673)
Discounts granted	(110,137)	(121,972)	(121,850)	(137,622)
Others	(123,570)	(160,500)	(137,762)	(124,489)

	(4,057,166)	364,786	(4,403,112)	212,044

Financial result	(3,367,932)	(178,886)	(3,684,526)	(376,748)

25 Other operating income and expenses

	Parent company		Consolidated

	2008	2007	2008	2007

Revenues (expenses)
Rental of facilities and assignment of right of use	12,236	24,318	12,236	24,318
Recovery of taxes	3,884	110,902	53,075	119,989
ICMS PRODESIN incentive	24,454	15,855	24,467	15,890
Other revenues (expenses), net	13,404	(23,928)	3,777	(28,732)

	53,978	127,147	86,001	131,465

26 Other income and expenses, net

	Parent company		Consolidated

	2008	2007	2008	2007

Revenues (expenses)
Proceeds for disposal of jointly-controlled entity	130,502		130,502
Gains (losses) on interest in investment		(10,739)		(35,466)
Reduction to the recoverable amount of fixed assets	(144,072)	(13,807)	(144,072)	13,807)
Provision for fixed loss in investments	(10,241)		(10,220)
Write-off of discontinued projects	(10,848)		(10,848)
Reversal of gain of contribution of goods in merged company	(42,816)		(42,816)
Provision for expenses with disposal of assets	(26,806)		(26,806)
Depreciation of paralyzed plants and others	(45,308)	(7,214)	(54,440)	(17,951)

	(149,589)	(31,760)	(158,700)	(67,224)

27 Insurance cover

Braskem and its subsidiaries have an extensive risk management program that affords cover and protection for all its insurable corporate assets, as well as for losses involving interruption to production, by means of an “All Risks”-type policy. This policy stipulates the amount for maximum probable damage, considered sufficient to cover any | accidents, bearing in mind the nature of the Company’s activity and the advice of its insurance consultants. The policy was renewed, valid for 18 months, and includes the different types of cover listed below:

Coverage:	Braskem	IQ
	US$
	thousand	R$

Maximum limit of indemnification for inventories, property, plant and
equipment and loss of profits, per event	2,000,000	71,751

Insured assets amount	16,665,983	71,751

Additionally, the Company takes out transportation, group life, sundry risks and vehicle insurance. The risk premises adopted are not part of the scope of the audit, and consequently have not been examined by our independent auditors.

28 Trading of shares abroad - NYSE and LATIBEX

(a) New York Stock Exchange (“NYSE”)

The Company’s American Depositary Shares (“ADSs”) are traded on the NYSE, with the following characteristics:

.. Types of shares: Class “A” preferred.
.. Each ADS represents 2 shares, traded under the code “BAK”.
.. Depositary bank abroad: The Bank of New York (“BONY”) – New York branch.
.. Custodian bank in Brazil: Banco Itaú S.A.

(b) LATIBEX

The Company’s Class “A” preferred shares are traded on the LATIBEX, the market for Latin American companies, quoted in Euros on the Madrid Exchange under the code “XBRK”, and under custody of Banco Itaú S.A. The shares are traded in single lots.

29 Private pension plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) PETROS / PREVINOR

In June 2005, the Company informed PETROS - Fundação Petrobras de Seguridade Social of its intention to withdraw sponsorship as from the 30th day of that month. The calculation of the mathematical reserves of the participants was concluded in November of 2006 and sent that same month for approval of the Supplementary Pensions Department (“SPC””, an entity of the Ministry of Social Security, whose role is to regulate and supervise private pension plans. On December 31, 2008, the plan’s net assets are greater than the amount of the participants’ mathematical reserves.

The benefits to those receiving assistance and PETROS retirees will continue to be paid on a regular basis until the conclusion of the process.

In January 2007, the merged company Politeno, sponsor of PREVINOR, notified its withdrawal of sponsorship as from that month. The plan maintained by Politeno is in surplus, and there is no need for disbursement by Braskem.

(b) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Curator Council ODEPREV annually defines in advance the funding plan, the parameters for the contributions by participants and those of the sponsor companies. Regarding payment of the benefits established in the plan, the liabilities of ODEPREV are limited to the total amount of the participants’ units, and in compliance with the regulations of the defined contribution plan, there is not obligation or responsibility on the part of the sponsor company for guaranteeing minimum benefit levels to participants who take retirement.

On December 31, 2008, the mass of participants in ODEPREV comprises 2,633 active participants (2007 – 2,512) while the Company’s contributions in 2008 were R$ 9,751 (2007 – R$ 5,918) and those of the participants R$ 18,752 (2007 – R$ 16,453).

(c) Copesul

Merged company Copesul and its employees contribute as maintainers of PETROS in defined benefit pension and retirement plans. In 2008, the rate on the contribution salary was 12.93% on all income of employees covered by the plan. The contributions made by Copesul during 2008 totaled R$ 6,230 (2007 - R$ 5,717).

As contemplated in the regulations of PETROS and applicable legislation, in the event the technical reserves are relatively insufficient, maintainers and participants will contribute additional financial funds, or benefits under the plan will be adapted to the resources available. Since the end of the fiscal year, there has been need for any supplementary contribution by Copesul.

In compliance with CVM Deliberation 371, dated September 13, 2000, the Company undertook an assessment of the actuarial liabilities on December 31, 2008 of the post-employment benefits granted to its employees, using the projected credit unit evaluation method based on actual information incurred up until November 30 of each year, with the following result:

	2008	2007

Fair value of plan assets	459,268	437,417
Present value of actuarial obligations	540,039	496,774

Actuarial liabilities	(80,771)	(59,357)

Actuarial liabilities already provisioned	6,430	1,559

Net actuarial liabilities	(74,341)	(57,798)

Previously identified gains (losses) are related to the profitability of the plan’s assets – differences between the actuarial premises and what actually occurred, and are thus considered actuarial gains (losses). Copesul adopts the policy of recognizing these gains (losses) as income (expense) only when their accrued amounts exceed, in each year, the higher of the following limits: (i) 10% of the present value of the total actuarial liability of the defined benefit and (ii) 10% of the fair value of the plan’s assets. The portion to be recognized is amortized annually, dividing the amount thereof by the average remaining working life for employees participating in the plan.

The main actuarial premises on balance sheet date are shown below:

	2008	2007

Actual discount rate	6%	6%
Expected earnings rate on plan assets	6%	6%
Wages’ actual increase	1.7% up to entry into	1.7% up to 48 years
	retirement	and null after 49 years
Biometrical bases

Mortality for pension and peculium charges (valid)	AT-2000	AT-2000
	C.A.P.	C.A.P.
Mortality for pension and peculium charges (invalid)	Experiences (*)	Experiences (*)
Disability	Álvaro Vindas (**)	Álvaro Vindas (**)
Other charges	STEA Experience (***)	STEA Experience (***)

(*) C.A.P. - Retirees and Pensioners Fund used as the basis for developing the mortality table in the actuarial calculations.
(**) Álvaro Vindas - Tabela de Invalidez (Invalidity Table) used in actuarial calculations.
(***) STEA - Serviços Técnicos de Estatística e Atuária Ltda.

The Board of Directors of Copesul, in May 2003, approved the institution of the Copesul Supplementary Pension Plan known as COPESULPREV, a closed plan under the defined contribution modality. This plan seeks to serve employees not covered by the former PETROS plan, today closed to new entrants. The plan is administered through PETROS - in an independent manner, with no links to any other pension plan managed by that entity today, in compliance with the provisions of Supplementary Law 109/2001. Contributions made by Copesul during 2008 totaled R$ 1,557 (2007 - R$ 1,350).

30 Raw material purchase commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum annual commitment established in these contracts, with a term of four years, is R$ 248,459.

Braskem purchases naphtha under contracts establishing a minimum annual volume equivalent to R$ 6,991,501 (unaudited), based on the market price practiced on December 31, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.